HUDBAY MINERALS INC.

and

COPPER MOUNTAIN MINING CORPORATION

ARRANGEMENT AGREEMENT

April 13, 2023

10.8 Further Assurances	113
10.9 Assignment and Enurement	113
10.10 Severability	113
10.11 No Third Party Beneficiaries	113
10.12 Counterparts, Execution	114

SCHEDULE A PLAN OF ARRANGEMENT	1

SCHEDULE B ARRANGEMENT RESOLUTION	1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated April 13, 2023,

BETWEEN:

HUDBAY MINERALS INC., a corporation existing under the laws of Canada ("Hudbay")

- and -

COPPER MOUNTAIN MINING CORPORATION, a corporation existing under the laws of the Province of British Columbia (the "Company")

RECITALS:

A. Hudbay desires to acquire all of the outstanding Company Shares pursuant to the Arrangement as provided in this Agreement.

B. The Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

C. The Special Committee, after receiving financial and legal advice and the Company Fairness Opinions, has unanimously determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company and recommended to the Company Board that the Company Board (a) approve this Agreement and the Arrangement, and (b) recommend that the Company Shareholders vote in favour of the Arrangement.

D. The Company Board, after receiving financial and legal advice and the Company Fairness Opinions and the recommendation of the Special Committee, (a) has unanimously determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company, and (b) has resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution.

E. The Hudbay Board, after receiving financial and legal advice and the Hudbay Fairness Opinion, (a) has unanimously determined that the entering into of this Agreement is in the best interests of Hudbay, and (b) has resolved to recommend that Hudbay Shareholder vote in favour of the Share Issuance Resolution.

F. Hudbay has entered into the Company Voting Agreements with the Company Locked-up Shareholders pursuant to which, among other things, such Company Locked-up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Company Shares held by them in favour of the Arrangement Resolution.

G. The Company has entered into the Hudbay Voting Agreements with the Hudbay Locked-up Shareholders pursuant to which, among other things, such Hudbay Locked-up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Hudbay Shares held by them in favour of the Share Issuance Resolution.

H. The Parties intend that the issuance of the Consideration Shares and the Hudbay Replacement Options be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"Acquisition Proposal" means, in respect of a Party, other than the transactions contemplated by this Agreement and any transaction involving only such Party and/or one or more wholly-owned Subsidiary of such Party, any offer, proposal or inquiry from any Person or group of Persons (other than the other Party or any affiliate of the other Party), whether written or oral, made after the date hereof relating to: (a) any direct or indirect sale or disposition (or any joint venture, lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or series of related transactions, of (i) assets of such Party and or one or more of its Subsidiaries (including shares of Subsidiaries of such Party) that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole, or (B) contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any class of voting or equity securities of such Party or any of its Subsidiaries (in each of (i) and (ii), determined based upon the most recent publicly available consolidated financial statements of such Party); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of such Party or its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving such Party and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of such Party or any of its Subsidiaries; or (d) any other similar transactions involving such Party or any of its Subsidiaries;

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement;

"affiliate" has the meaning ascribed thereto in NI 45-106, in force as of the date of this Agreement;

"Agreement" means this arrangement agreement, including all Schedules annexed hereto, together with the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Arrangement" means the arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, each acting reasonably);

"Arrangement Resolution" means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B hereto;

"ASX" means the Australian Securities Exchange;

"ASX Listing Rules" means the listing rules of ASX applicable to the Company, as amended from time to time;

"Australian Securities Laws" means the ASX Listing Rules and the Corporations Act 2001 (Cth), each as in force or amended from time to time and all other securities Laws applicable to (a) the Company in Australia (in the case of the Company), and (b) the offer of the Consideration Shares and Hudbay Replacement Options to Company Shareholders resident in Australia pursuant to the Arrangement (in the case of Hudbay);

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

"Base Premium" has the meaning ascribed thereto in Section 5.15;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"BVL" means Bolsa de Valores de Lima;

"Canadian Securities Authorities" means the British Columbia Securities Commission and any other applicable securities commissions and securities regulatory authority of a province or territory of Canada;

"Canadian Securities Laws" means the Securities Act and any other applicable Canadian provincial or territorial securities Laws (including published policies thereunder);

"Change in Recommendation" has the meaning ascribed thereto in Section 9.2(a)(iii)(A);

"Co-Owned Crown Granted Real Property" has the meaning ascribed thereto in Section 3.1(o)(i);

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person duly authorized by the Commissioner to act on his behalf;

"Company Benefit Plans" means all employee benefit plans, including all health, dental, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability or other medical insurance, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, post-retirement benefit, bonus, profit sharing, option, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, retention, change of control, termination, pension, retirement, saving, and supplemental retirement agreements, policies, programs, arrangements, practices or undertakings, whether funded or unfunded, insured or uninsured, registered or unregistered, which are maintained by or binding upon the Company or any of its Subsidiaries or for which the Company or its Subsidiaries has any liability or contingent liability for the benefit of any Company Employees or former Company Employees (or, to the extent applicable, any spouses, dependants, survivors or beneficiaries of such persons) excluding any Statutory Plans;

"Company Board" means the board of directors of the Company as the same is constituted from time to time;

"Company Board Recommendation" has the meaning ascribed thereto in Section 2.2(a)(iii);

"Company Bonds" means the senior secured bonds issued by the Company pursuant to the Nordic bonds agreement dated April 8, 2021 between the Company and Nordic Trustee AS;

"Company Budget" means the 2023 capital and operating budget of the Company and its Subsidiaries approved by the Company Board, as made available to Hudbay prior to the date hereof;

"Company CDIs" means CHESS Depositary Interest each representing a beneficial interest in a Company Share;

"Company Director Nominees" has the meaning ascribed thereto in Section 2.19(a);

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement (including all schedules and exhibits thereto) and executed by the Company and delivered to Hudbay prior to or concurrently with the execution of this Agreement;

"Company DSU Plan" means the deferred share unit plan of the Company effective January 1, 2019, as amended and restated;

"Company DSUs" means the outstanding deferred share units granted under the Company DSU Plan;

"Company Employee Costs" has the meaning ascribed thereto in Section 2.10(b);

"Company Employees" means all officers and employees of the Company and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees;

"Company Equity Incentive Plans" means, collectively, the Company DSU Plan, the Company LTIP, the Company Phantom RSU Plan, the Company PSU Plan, the Company RSU Plan, and the Company Option Plan;

"Company Fairness Opinions" has the meaning ascribed thereto in Section 2.2(a)(i);

"Company Financial Advisors" means, collectively, CIBC World Markets Inc., as financial advisor to the Company, and Origin Merchant Partners, as financial advisor to the Special Committee;

"Company Incentive Awards" means, collectively, the Company DSUs, Company RSUs, Company Phantom RSUs, Company Options, Company Phantom Options and Company PSUs;

"Company Leased Real Property" has the meaning ascribed thereto in Section 3.1(o);

"Company Locked-up Shareholders" means each of the directors and officers of the Company;

"Company LTIP" means the long-term incentive plan of the Company effective June 9, 2022;

"Company Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise), business, operations, results of operations, capitalization, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting from, arising in connection with or relating to: (a) the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred); (c) any change affecting the copper mining industry as a whole; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in Canada, Australia or the United States; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Company conducts business; (h) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism; (i) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (j) the failure of the Company to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Company Material Adverse Effect); (k) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire or man-made natural disaster); or (l) any action taken (or omitted to be taken) by the Company or a Subsidiary thereof which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by Hudbay in writing; provided, however, (X) that with respect to clauses (c), (d), (e), (f), (g), (h), (i) and (k), any such change, effect, event, occurrence or state of facts or circumstance does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries, taken as a whole, operate; and (Y) in this Agreement, references to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred;

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by Hudbay;

"Company Mineral Interests" has the meaning ascribed thereto in Section 3.1(o)(i);

"Company Option Plan" means the stock option plan of the Company effective June 13, 2011, as amended;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Option Plan;

"Company Owned Real Property" has the meaning ascribed thereto in Section 3.1(o);

"Company Permitted Liens" means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a) Liens for Taxes not at the time overdue or statutory Liens for overdue Taxes the validity of which the Company or a Subsidiary thereof is contesting in good faith;

(b) statutory Liens incurred or deposits made in the ordinary course in connection with workers' compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(c) Liens given by the Company or a Subsidiary thereof to a public utility;

(d) undetermined or inchoate construction or repair or storage Liens arising in the ordinary course, a claim for which has not been filed or registered pursuant to Law or which notice in writing has not been given to the Company or a Subsidiary thereof;

(e) any reservations or exceptions contained in the original Crown grants or patents relating to any Company Properties (including the reservation of any mines and minerals in the Crown or any other Person);

(f) easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations, or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Company Properties, as the case may be, as currently enjoyed, used or operated;

(g) zoning by Laws, ordinances, or other similar restrictions of any Governmental Entity as to the use of real property;

(h) all rights of expropriation of any federal, provincial or municipal authority or agency;

(i) mechanic's, carrier's, workmen's, repairmen's or other similar Liens (inchoate or otherwise) if, individually or in the aggregate, (A) they are not material, (B) they arose or were incurred in the ordinary course in respect of obligations which are not overdue, and (C) they have not been filed, recorded, or registered in accordance with Law;

(j) minor title defects or irregularities consisting of minor surveyor exceptions, provided that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Company Properties as currently enjoyed, used or operated or as contemplated in the Company Public Documents;

(k) any Liens arising pursuant to the terms and conditions of any Contract that provides for a royalty or similar agreement providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any minerals produced, mined, recovered and extracted from any of the Company Mineral Interests;

(l) any other Liens, that are, as of the date of this Agreement, (i) registered against title to real property in any applicable land registry office, or (ii) registered against the Company, any of its Subsidiaries or any of their respective assets in a public personal property registry or similar registry system; and

(m) as disclosed in Schedule 1.1(a) of the Company Disclosure Letter;

"Company Phantom Options" means the outstanding phantom options to purchase Company Shares granted under individual award agreements from time to time by the Company or its Subsidiaries, as applicable;

"Company Phantom RSU Plan" means the phantom restricted share unit plan of Copper Mountain Mine (BC) Ltd. and Copper Mountain Operating Company Ltd. effective 2022;

"Company Phantom RSUs" means the outstanding phantom restricted share units granted under the Company Phantom RSU Plan;

"Company Property" has the meaning ascribed thereto in Section 3.1(o)(i);

"Company PSU Plan" means the performance share unit plan of the Company effective April 25, 2019, as amended;

"Company PSUs" means the outstanding performance share units granted under the Company PSU Plan and the Company LTIP;

"Company Public Documents" means all forms, reports, schedules, statements and other documents filed by the Company on SEDAR since January 1, 2022;

"Company RSU Plan" means the restricted share unit plan of the Company effective March 8, 2019, as amended;

"Company RSUs" means the outstanding restricted share units granted under the Company RSU Plan, and the Company LTIP;

"Company Shareholder Approval" has the meaning ascribed thereto in Section 2.3(e);

"Company Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires;

"Company Shares" means the common shares in the capital of the Company and, where applicable, any corresponding Company CDIs posted for trading on the ASX under the symbol "C6C";

"Company Standstill Agreement" means a Contract entered by the Company and/or any of its Subsidiaries that currently, or after the Effective Time, other than a confidentiality and standstill agreement permitted by Section 7.3, restricts the ability of the Company or any of its Subsidiaries to offer to purchase the assets or equity securities of another Person;

"Company Superior Proposal" means a bona fide written Acquisition Proposal in respect of the Company made by a Person or group of Persons who is or are, as at the date of this Agreement, a party that deals at arm's length with the Company that did not result from a material breach of Section 7.1 to acquire 100% of the outstanding Company Shares (other than Company Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Company Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (c) that is not, as of the date that the Company provides a Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Company Board (after receipt of advice from its financial advisors and outside legal counsel) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Company Shareholders, than the Arrangement (including any amendments to the terms and conditions of this Agreement and the Plan of Arrangement proposed by Hudbay pursuant to Section 7.4(b));

"Company Technical Report" has the meaning ascribed thereto in Section 3.1(q);

"Company Termination Payment" means $22,000,000;

"Company Termination Payment Event" has the meaning ascribed thereto in Section 9.4(b);

"Company Transaction Costs" means all costs and expenses of the Company (whether incurred, accrued or billed) in connection with this Agreement and the Arrangement, including fees and expenses of financial and accounting advisors, legal fees and disbursements, but excludes for greater certainty, the Company Termination Payment, if any;

"Company Voting Agreements" means the voting agreements between Hudbay and the Company Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution;

"Competition Act" means the Competition Act (Canada) and the regulations promulgated thereunder;

"Competition Act Approval" means that, in connection with the transactions contemplated by this Agreement, either:

(a) both:

(i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre- merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act; and

(ii) the Commissioner shall have issued a No-Action Letter; or

(b) the Commissioner shall have issued an Advance Ruling Certificate;

"Confidentiality Agreement" means the confidentiality agreement between Hudbay and the Company dated December 22, 2021, as amended as of December 6, 2022;

"Consideration" means the consideration to be received by Company Shareholders pursuant to the Plan of Arrangement, subject to adjustment in the manner and in the circumstances contemplated by Section 2.13;

"Consideration Shares" means the Hudbay Shares to be issued to Company Shareholders pursuant to the Plan of Arrangement;

"Contract" means any legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Supreme Court of British Columbia;

"COVID-19" means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

"COVID-19 Measures" means commercially reasonable actions taken by a Person to comply with any quarantine, "shelter in place", "stay at home", workforce reduction, social or physical distancing, shut down, closure, sequester or similar Law or guideline promulgated by a Governmental Entity to protect the health and safety of its and any of its Subsidiaries' employees, customers or suppliers in connection with or in response to COVID-19 or any derivatives or variants thereof;

"Depositary" means Computershare Investor Services Inc., or such other Person as the Parties may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

"Dissent Rights" means the rights of dissent exercisable by the Company Shareholders in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date on which the Arrangement becomes effective in accordance with Section 2.11(a);

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Envirogreen Agreement" means [Redacted - Confidential Information];

"Environmental Laws" means all Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, Release, destruction, transfer, import, export or sale, rehabilitation, reclamation, or remediation of Hazardous Substances;

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, rehabilitation, reclamation, closure, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tailings impoundment areas; (c) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (d) use, generation, disposal, treatment, processing, recycling, handling, transport, Release, transfer, import, export or sale of Hazardous Substance;

"Environmental Permits" means all Authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

"Exchange Ratio" means 0.381 of a Hudbay Share for each Company Share, subject to adjustment in the manner and in the circumstances contemplated by Section 2.13;

"Final Order" means the final order of the Court contemplated by Section 2.7, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Hudbay, each acting reasonably) on appeal;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the ASX; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hudbay Board" means the board of directors of Hudbay as the same is constituted from time to time;

"Hudbay Board Recommendation" has the meaning ascribed thereto in Section 2.2(b)(ii);

"Hudbay Change in Recommendation" has the meaning ascribed thereto in Section 9.2(a)(iv)(A);

"Hudbay Fairness Opinion" has the meaning ascribed thereto in Section 2.2(b)(i);

"Hudbay Financial Advisors" means, collectively, Citigroup Global Markets Inc. and TD Securities Inc.;

"Hudbay Leased Real Property" has the meaning ascribed thereto in Section 4.1(o)(i);

"Hudbay Locked-up Shareholders" means each of the directors and officers of Hudbay;

"Hudbay Matching Period" has the meaning ascribed thereto in Section 8.4(a)(iv);

"Hudbay Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise), business, operations, results of operations, capitalization, or condition (financial or otherwise) of Hudbay and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting from, arising in connection with or relating to: (a) the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of Hudbay (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Hudbay Material Adverse Effect has occurred); (c) any change affecting the copper mining industry as a whole; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in Canada, Peru or the United States; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which Hudbay conducts business; (h) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism; (i) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (j) the failure of Hudbay to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Hudbay Material Adverse Effect); (k) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire or man-made natural disaster); or (l) any action taken (or omitted to be taken) by Hudbay or a Subsidiary of Hudbay which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the Company in writing; provided, however, (X) that with respect to clauses (c), (d), (e), (f), (g), (h), (i) and (k), any such change, effect, event, occurrence or state of facts or circumstance does not have a disproportionate effect on Hudbay and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Hudbay and its Subsidiaries, taken as a whole, operate; and (Y) in this Agreement, references to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a Hudbay Material Adverse Effect has occurred;

"Hudbay Material Contract" has the meaning ascribed thereto in Section 4.1(bb);

"Hudbay Material Subsidiaries" means, collectively, Hudbay Peru Inc., Hudbay Marketing & Sales Inc., Hudbay Arizona Inc., Hudbay Peru S.A.C., Hudbay (BVI) Inc., Copper World, Inc., Mason Resources (US) Inc., Hudbay Arizona (Barbados) SRL and 6502873 Canada Inc.;

"Hudbay Meeting" means the special meeting of Hudbay Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider the Share Issuance Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Company;

"Hudbay Mineral Interests" has the meaning ascribed thereto in Section 4.1(o)(i);

"Hudbay Owned Real Property" has the meaning ascribed thereto in Section 4.1(o)(i);

"Hudbay Permitted Liens" means, in respect of Hudbay or any of its Subsidiaries, any one or more of the following:

(a) Liens for Taxes not at the time overdue or statutory Liens for overdue Taxes the validity of which Hudbay or a Subsidiary thereof is contesting in good faith;

(b) statutory Liens incurred or deposits made in the ordinary course in connection with workers' compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(c) Liens given by Hudbay or a Subsidiary thereof to a public utility;

(d) undetermined or inchoate construction or repair or storage Liens arising in the ordinary course, a claim for which has not been filed or registered pursuant to Law or which notice in writing has not been given to Hudbay or a Subsidiary thereof;

(e) any reservations or exceptions contained in the original Crown grants or patents relating to any Hudbay Properties (including the reservation of any mines and minerals in the Crown or any other Person);

(f) easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations, or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Hudbay Properties, as the case may be, as currently enjoyed, used or operated;

(g) zoning by Laws, ordinances, or other similar restrictions of any Governmental Entity as to the use of real property;

(h) all rights of expropriation of any federal, provincial or municipal authority or agency;

(i) mechanic's, carrier's, workmen's, repairmen's or other similar Liens (inchoate or otherwise) if, individually or in the aggregate, (A) they are not material, (B) they arose or were incurred in the ordinary course in respect of obligations which are not overdue, and (C) they have not been filed, recorded, or registered in accordance with Law;

(j) minor title defects or irregularities consisting of minor surveyor exceptions, provided that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Hudbay Properties as currently enjoyed, used or operated;

(k) Liens granted in connection with or treated as "Permitted Liens" under the senior secured revolving credit facilities of Hudbay as described in the Hudbay Public Documents;

(l) any Liens arising pursuant to the terms and conditions of any Contract that provides for a royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any minerals produced, mined, recovered and extracted from any of the Company Mineral Interests; and

(m) any other Liens, that are, as of the date of this Agreement, (i) registered against title to real property in any applicable land registry office, or (ii) registered against Hudbay, any of its Subsidiaries or any of their respective assets in a public personal property registry or similar registry system;

"Hudbay Property" has the meaning ascribed thereto in Section 4.1(o)(i);

"Hudbay Proposed Agreement" has the meaning ascribed thereto in Section 8.4;

"Hudbay Public Documents" means all forms, reports, schedules, statements and other documents filed by Hudbay on SEDAR or pursuant to the U.S. Exchange Act since January 1, 2022;

"Hudbay Replacement Options" has the meaning ascribed thereto in the Plan of Arrangement;

"Hudbay Shareholder Approval" means the approval of a simple majority of the votes cast on the Share Issuance Resolution by the Hudbay Shareholders present in person or by proxy at the Hudbay Meeting in accordance with the rules and policies of the TSX;

"Hudbay Shareholders" means the registered and/or beneficial holders of Hudbay Shares, as the context requires;

"Hudbay Shares" means the common shares in the capital of Hudbay;

"Hudbay Superior Proposal" means a bona fide written Acquisition Proposal in respect of Hudbay made by a Person or group of Persons who is or are, as at the date of this Agreement, a party that deals at arm's length with Hudbay that did not result from a material breach of Section 8.1 to acquire 100% of the outstanding Hudbay Shares (other than Hudbay Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of Hudbay and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Hudbay Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (c) that is not, as of the date that Hudbay provides a Hudbay Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Hudbay Board (after receipt of advice from its financial advisors and outside legal counsel) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Hudbay Shareholders, than the Arrangement (including any amendments to the terms and conditions of this Agreement and the Plan of Arrangement proposed by the Company pursuant to Section 8.4(b));

"Hudbay Superior Proposal Notice" has the meaning ascribed thereto in Section 8.4(a)(iii);

"Hudbay Technical Reports" means (a) the technical report prepared for Hudbay entitled "NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru" with an effective date of January 1, 2021, (b) the technical report prepared for Hudbay entitled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada" with an effective date of January 1, 2021, and (c) the technical report prepared for Hudbay entitled "Preliminary Economic Assessment, Copper World Complex, Pima County, Arizona, USA" with an effective date of May 1, 2022;

"Hudbay Termination Payment" means $69,000,000;

"Hudbay Termination Payment Event" has the meaning ascribed thereto in Section 9.4(d);

"Hudbay Voting Agreements" means the voting agreements between the Company and the Hudbay Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Hudbay Shares in favour of the Share Issuance Resolution;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, tailings, waste rock, asbestos, per- and polyfluoroalkyl substances and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

"IFRS" means International Financial Reporting Standards;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Indigenous" means any and all Indian or Indian bands (as those terms are defined in the Indian Act, R.S.C. 1985, c. I-5, as amended, superseded, or replaced from time to time), First Nation person, people, or group, Métis person, people, or group, aboriginal and/or indigenous person, people, or group, or any person or group asserting or otherwise claiming any right recognized and/or affirmed under applicable Laws, treaties or any other interest held by virtue of that person or group's status as one of the aforementioned groups, and any person or group representing or purporting to represent any of the foregoing;

"Intellectual Property" means anything that is or may be protected by any Intellectual Property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 and Hudbay Replacement Options granted pursuant to section 2.3(a) of the Plan of Arrangement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and Hudbay, each acting reasonably;

"Joint Circular" means the notice of the Company Meeting and the notice of the Hudbay Meeting to be sent to the Company Shareholders and the Hudbay Shareholders, respectively, and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, in connection with the Company Meeting and the Hudbay Meeting (as the case may be), as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Matching Period" has the meaning ascribed thereto in Section 7.4(a)(iv);

"Material Contract" means any Contract: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (b) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course); (c) relating to indebtedness for borrowed money of the Company or any of its Subsidiaries or any guarantee by the Company or any of its Subsidiaries of any other Person's indebtedness for borrowed money; (d) that is a material partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement in respect of any Person that is not a wholly-owned Subsidiary of the Company (other than any such agreement or arrangement relating to the operation or business of a Company Property in the ordinary course and which is not material with respect to such Company Property); (e) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $8,000,000 in the aggregate; (f) that limits or restricts the Company or any of its Subsidiaries from engaging in any line of business or any geographic area in any material respect; (g) which provides for contractual change of control, severance, retention or related payments or benefits to Company Employees in relation to the Arrangement; (h) that contains any right on the part of any third party to acquire Mineral Rights or other property rights from the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, or that form any part of the Company Mineral Rights at the Copper Mountain and Ingerbelle complex; (i) that contains any rights on the part of the Company or any of its Subsidiaries to acquire Mineral Rights or other property rights from any third party that, if acquired, would be material to the Company and its Subsidiaries, taken as a whole, or that are contiguous with or in close proximity to the Company Mineral Rights at the Copper Mountain and Ingerbelle complex; (j) that is in effect and was not entered into in the ordinary course; (k) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement; (l) that is an agreement with a Governmental Entity, or an agreement with any Indigenous group, or other organizations with authority to represent such groups, in each case, that is material to the Company and its Subsidiaries, taken as a whole; (m) that is a registration rights agreement; (n) which is a material mining concession, lease or claim in respect of the Company Mineral Interests, or an earn-in, back-in, right of first refusal or right first offer in respect of the Company Mineral Interests; and (o) that is material to the Company and its Subsidiaries, taken as a whole, and related to the operation of, or the exploitation, extraction or production of copper from, the Company Mineral Interests; and, for greater certainty, includes the Material Contracts listed on Schedule 3.1(ee) of the Company Disclosure Letter;

"material fact" means a material fact relating to the Company or Hudbay, as applicable, for purposes of applicable Canadian Securities Laws;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"Mineral Rights" means all rights, whether contractual or otherwise, for the exploration for or exploitation of mineral resources and reserves together with surface rights, Water Rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

"No-Action Letter" means a written confirmation from the Commissioner indicating that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, such letter or other written notification having not been withdrawn prior to the Effective Time;

"NYSE" means the New York Stock Exchange;

"ordinary course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person (it being acknowledged that any action taken in good faith and on a commercially reasonable basis to take into account any applicable COVID-19 Measures or in response to the actual or reasonably anticipated effects of COVID-19 shall be deemed to have been taken in the ordinary course);

"Outside Date" means August 15, 2023 or such later date as may be agreed to in writing by the Parties;

"Parties" means, together, Hudbay and the Company, and "Party" means either of them as the context requires;

"Permitted Dividend" means, in respect of the Hudbay Shares, a regular quarterly dividend consistent with the current practice of Hudbay (including with respect to timing of declaration and record and payment dates) not in excess of $0.01 in cash per Hudbay Share;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of the Company and Hudbay, each acting reasonably;

"Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.11;

"Proposed Agreement" has the meaning ascribed thereto in Section 7.4;

"Purchaser Loan" has the meaning ascribed thereto in Section 2.10(c);

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objections, of a prescribed period of time under a statute or regulation that states that a transaction may be implemented if a prescribed period of time lapses following the giving of notice without an objection being made) of any Governmental Entity required in relation to the transactions contemplated hereby, including the Competition Act Approval;

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, or leaching of any Hazardous Substance in the environment;

"Representatives" means, with respect to a Party, such Party's directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors;

"Restricted Party" means a person that is: (a) listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List, (b) located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of Sanctions, or (c) otherwise a target of Sanctions;

"Sanctions" means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by: (a) the United States government; (b) the United Nations; (c) the European Union; (d) the Canadian government; (e) the United Kingdom; or (f) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury ("OFAC"), the United States Department of State, and Her Majesty's Treasury ("HMT"), Global Affairs Canada and the Royal Canadian Mounted Police or any other relevant sanctions authority (together the "Sanctions Authorities");

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets, the Consolidated Canadian Autonomous Sanctions List and the Investment Ban List maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Laws" means, collectively, Australian Securities Laws, Canadian Securities Laws and U.S. Securities Laws;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Share Issuance Resolution" means the ordinary resolution of the Hudbay Shareholders approving the issuance of the Consideration Shares pursuant to the Arrangement, which is to be considered and, if thought fit, passed at the Hudbay Meeting, substantially in the form and content of Schedule C hereto;

"Special Committee" means the special committee of the Company Board;

"Statutory Plans" means statutory benefit plans which the Company or its Subsidiaries are required to participate in or comply with, including as applicable the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"Subsidiary" has the meaning ascribed thereto in NI 45-106; and, for certainty, Copper Mountain Mine (BC) Ltd. is a Subsidiary of the Company;

"Superior Proposal Notice" has the meaning ascribed thereto in Section 7.4(a)(iii);

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto and any claims for refund, declarations of estimated Tax and information returns, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity, any transferee or predecessor liability in respect of any of the foregoing, and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements;

"Transaction Personal Information" has the meaning ascribed thereto in Section 10.1;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended and the rules and regulations promulgated thereunder;

"U.S. SEC" has the meaning ascribed thereto in Section 4.1(i)(iii);

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"Water Rights" means water rights, water concessions, water leases and water supply agreements, ditch rights or other interests in water or water conveyance rights owned or leased by the relevant Person.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8 Knowledge

In this Agreement, references to: (a) "the knowledge of the Company" means the actual knowledge of the Company's President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Vice President, General Counsel and Corporate Secretary, in each case, after making due enquiries regarding the relevant matter; and (b) "the knowledge of Hudbay" means the actual knowledge of Hudbay's President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President, Legal and Organizational Effectiveness and Senior Vice President and Chief Operating Officer, in each case, after making due enquiries regarding the relevant matter.

1.9 Company Disclosure Letter

The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party, acting reasonably and in good faith, needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.10 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C - Share Issuance Resolution

Schedule D - Form of Resignation and Mutual Release

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Approvals

(a) The Company represents and warrants to Hudbay that:

(i) the Company Board has received an oral opinion to be subsequently confirmed in writing (each, a "Company Fairness Opinion") from each of the Company Financial Advisors that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;

(ii) the Special Committee, after receiving financial and legal advice and the Company Fairness Opinions, has unanimously (A) determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company, and (B) recommended to the Company Board that the Company Board (1) approve this Agreement and the Arrangement, and (2) recommend that the Company Shareholders vote in favour of the Arrangement; and

(iii) the Company Board, after receiving financial and legal advice and the Company Fairness Opinions and the recommendation of the Special Committee, has unanimously (A) determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company, and (B) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution (the "Company Board Recommendation").

(b) Hudbay represents and warrants to the Company that:

(i) the Hudbay Board has received an oral opinion to be subsequently confirmed in writing (the "Hudbay Fairness Opinion") from TD Securities Inc. that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration payable by Hudbay pursuant to the Arrangement is fair, from a financial point of view, to Hudbay;

(ii) the Hudbay Board, after receiving financial and legal advice, has unanimously: (A) determined that the entering into of this Agreement is in the best interests of Hudbay; and (B) has resolved to recommend that Hudbay Shareholder vote in favour of the Share Issuance Resolution (the "Hudbay Board Recommendation").

2.3 Interim Order

As promptly as reasonably practicable following the execution of this Agreement, but in any event no later than May 15, 2023, the Company shall apply to the Court in a manner acceptable to Hudbay, acting reasonably, pursuant to Part 9, Division 5 of the BCBCA, and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a) for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) for confirmation of the record date for the purposes of determining the Company Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(c) that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournment(s) or postponement(s) of the Company Meeting unless required by the Court or by Law;

(d) that the Company Meeting may be held as a virtual or hybrid meeting, and that Company Shareholders that participate in the Company Meeting through virtual means, if applicable, will be deemed to be present at the Company Meeting;

(e) that the requisite approval (collectively, the "Company Shareholder Approval") for the Arrangement Resolution shall be:

(i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting and voting as a single class; and

(ii) to the extent required by MI 61-101, a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, voting as a single class, excluding, for this purpose, the votes required to be excluded by MI 61-101;

(f) that, in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting unless otherwise ordered by the Court;

(g) for the grant of Dissent Rights to the Company Shareholders who are registered Company Shareholders, as contemplated in the Plan of Arrangement;

(h) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i) that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement or as otherwise agreed between the Parties without the need for additional approval of the Court;

(j) that the Parties intend to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of Consideration Shares and the Hudbay Replacement Options pursuant to the Plan of Arrangement, subject to and conditioned upon the Court's approval of the Arrangement and determination following a hearing that the Arrangement is substantively and procedurally fair and reasonable to each Person to whom Consideration Shares and Hudbay Replacement Options will be issued; and

(k) for such other matters as Hudbay or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

2.4 Company Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, the Company shall:

(a) duly call, give notice of, convene and conduct the Company Meeting in accordance with the Interim Order, the Company's constating documents and applicable Laws as promptly as reasonably practicable, using commercially reasonable efforts to convene and conduct the Company Meeting by no later than June 13, 2023 but, in any event, no later than June 20, 2023 (and, in that regard, the Company shall abridge, as necessary, any time period that may be abridged under NI 54-101 and shall use commercially reasonable efforts to schedule the Company Meeting on the same day as the Hudbay Meeting);

(b) in consultation with Hudbay, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting;

(c) not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting except (i) as required by applicable Laws or a Governmental Entity, (ii) as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), (iii) as permitted by Section 7.4(g) or Section 9.3(b), or (iv) with Hudbay's prior written consent.

(d) advise Hudbay as Hudbay may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(e) promptly advise Hudbay of any written communication from any Company Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and, subject to applicable Law, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(f) unless the Company Board has made a Change in Recommendation, solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder (unless otherwise consented to by Hudbay) and, in connection therewith, in consultation with Hudbay, use the services of one or more proxy solicitation services (at the expense of the Company);

(g) not make any payment or settlement offer, or agree to any payment or settlement, prior to the Effective Time with respect to Dissent Rights without the prior written consent of Hudbay (not to be unreasonably withheld, conditioned or delayed); and

(h) give notice to Hudbay of the Company Meeting and allow its Representatives and legal counsel to attend the Company Meeting.

2.5 Hudbay Meeting

Subject to the terms of this Agreement, Hudbay shall:

(a) duly call, give notice of, convene and conduct the Hudbay Meeting in accordance with Hudbay's constating documents and applicable Laws as promptly as reasonably practicable, using commercially reasonable efforts to convene and conduct the Hudbay Meeting by no later than June 13, 2023 but, in any event, no later than June 20, 2023 (and, in that regard, Hudbay shall abridge, as necessary, any time period that may be abridged under NI 54-101 and shall use commercially reasonable efforts to schedule the Hudbay Meeting on the same day as the Company Meeting);

(b) in consultation with the Company, fix and publish a record date for the purposes of determining the Hudbay Shareholders entitled to receive notice of and to vote at the Hudbay Meeting;

(c) not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Hudbay Meeting except (i) as required by applicable Laws or a Governmental Entity, (ii) as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), (iii) as permitted by Section 8.4(g) or Section 9.3(b), or (iv) with the Company's prior written consent.

(d) advise the Company as the Company may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Hudbay Meeting, as to the aggregate tally of the proxies received by Hudbay in respect of the Share Issuance Resolution;

(e) promptly advise the Company of any written communication from any Hudbay Shareholder in opposition to the Arrangement or the Share Issuance Resolution;

(f) unless the Hudbay Board has made a Hudbay Change in Recommendation, solicit proxies in favour of the Share Issuance Resolution and against any resolution submitted by any Hudbay Shareholder (unless otherwise consented to by the Company) and, in connection therewith, in consultation with the Company, use the services of one or more proxy solicitation services (at the expense of Hudbay); and

(g) give notice to Hudbay of the Company Meeting and allow its Representatives and legal counsel to attend the Company Meeting.

2.6 Joint Circular

(a) As promptly as reasonably practicable following execution of this Agreement, but in any event in sufficient time to hold the Company Meeting in accordance with the timing contemplated by Section 2.4(a) and the Hudbay Meeting in accordance with the timing contemplated by Section 2.5(a), provided that Hudbay has furnished the information required under, and has otherwise complied with, Section 2.6(d), and the Company has furnished the information required under, and has otherwise complied with, Section 2.6(c), the Parties shall, in cooperation and coordination with one another, acting reasonably, (i) in compliance with Section 2.6(e), prepare, the Joint Circular together with any other documents required by applicable Laws, (ii) promptly after obtaining the Interim Order, file the Joint Circular in all jurisdictions where the same is required to be filed, and mail the Joint Circular as required under applicable Laws and, in the case of the Company, by the Interim Order. The Parties shall agree on the final copy of the Joint Circular prior to it being filed and mailed in accordance with this Section 2.6(a). On the date of mailing thereof, the Joint Circular shall (i) be in form and content satisfactory to the Parties, acting reasonably, (ii) comply in all material respects with all applicable Laws and, in the case of the Company, the Interim Order, (iii) contain sufficient detail to permit the Company Shareholders and the Hudbay Shareholders (as the case may be) to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting and the Hudbay Meeting, respectively, and (iv) not contain any Misrepresentation (except that (x) the Company shall not be responsible for any information included in the Joint Circular relating to Hudbay, its affiliates, the Hudbay Shares or the Hudbay Replacement Options that was provided to the Company for inclusion in the Joint Circular pursuant to Section 2.6(d), and (y) Hudbay shall not be responsible for any information included in the Joint Circular relating to the Company or its affiliates that was provided to Hudbay for inclusion in the Joint Circular pursuant to Section 2.6(c)).

(b) Without limiting the generality of Section 2.6(a), the Joint Circular shall include: (i) unless the Company Board has made a Change in Recommendation, the Company Board Recommendation; (ii) unless the Hudbay Board has made a Hudbay Change in Recommendation, the Hudbay Board Recommendation; (iii) a statement that, subject to the terms of this Agreement and the Company Voting Agreements, each Company Locked-up Shareholder has agreed in the Company Voting Agreements to vote all such Person's securities in favour of the Arrangement Resolution and against any other matter that is inconsistent with the Arrangement Resolution; (iv) a statement that, subject to the terms of this Agreement and the Hudbay Voting Agreements, each Hudbay Locked-up Shareholder has agreed in the Hudbay Voting Agreements to vote all such Person's securities in favour of the Share Issuance Resolution and against any other matter that is inconsistent with the Share Issuance Resolution; (v) a summary and copy of the Company Fairness Opinions and the Hudbay Fairness Opinion; and (vi) all information that, in the reasonable judgment of the Parties and their outside legal counsel, is required to allow the Parties to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and the Hudbay Replacement Options pursuant to the Plan of Arrangement.

(c) The Company shall provide to Hudbay on a timely basis all information regarding the Company and its affiliates as is reasonably requested by Hudbay or as required by applicable Laws (including all applicable stock exchange rules for inclusion in the Joint Circular or in any amendments or supplements to the Joint Circular). The Company shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors, qualified persons (as defined in NI 43-101) and any other advisors to the use of any financial, technical or other expert information required to be included in the Joint Circular and to the identification of each such advisor. The Company shall ensure that such information does not include any Misrepresentation.

(d) Hudbay shall provide to the Company on a timely basis all information regarding Hudbay, its affiliates, the Hudbay Shares and the Hudbay Replacement Options as is reasonably requested by the Company or as required by the Interim Order or applicable Laws (including all applicable stock exchange rules and including, if required by section 14.2 of Form 51-102F5, any pro forma financial statements and other information relating to Hudbay following completion of the Arrangement) for inclusion in the Joint Circular or in any amendments or supplements to the Joint Circular. Hudbay shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors, qualified persons (as defined in NI 43-101) and any other advisors to the use of any financial, technical or other expert information required to be included in the Joint Circular and to the identification of each such advisor. Hudbay shall ensure that such information does not include any Misrepresentation.

(e) Each Party shall provide the other Party and its legal counsel a reasonable opportunity to review and comment on the Joint Circular prior to the Joint Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by such other Party and its legal counsel, provided that (i) all information relating solely to Hudbay, its affiliates, the Hudbay Shares and the Hudbay Replacement Options included in the Joint Circular shall be in form and content satisfactory to Hudbay, acting reasonably, and (ii) all information relating solely to the Company and its affiliates included in the Joint Circular shall be in form and content satisfactory to the Company, acting reasonably.

(f) The Company and Hudbay shall each promptly notify each other if, at any time before each of the Company Meeting and the Hudbay Meeting, either becomes aware that the Joint Circular contains a Misrepresentation or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Joint Circular as required or appropriate, and each Party shall promptly mail or otherwise publicly disseminate any such amendment or supplement to the Joint Circular to Company Shareholders and Hudbay Shares, as the case may be, and, if required by the Court or applicable Laws, file the same with the Canadian Securities Authorities or as otherwise required.

(g) Each Party will promptly inform the other Party of any material written requests or comments made by Governmental Entities in connection with the Joint Circular, will allow such other Party and its legal counsel an opportunity to review any response materials and will give reasonable consideration to any comments. Without limiting Section 5.8, each Party shall, and shall direct its legal counsel to, copy the legal counsel of the other Party on any written communication (including electronic communication) with the TSX in connection with the Joint Circular.

2.7 Final Order

If the Interim Order is obtained, the Company Shareholder Approval is obtained at the Company Meeting as provided for in the Interim Order and the Hudbay Shareholder Approval is obtained at the Hudbay Meeting, the Company shall (a) diligently pursue and take all steps necessary to submit the Arrangement before the Court as promptly as reasonably practicable and, in any event, within four business days after the Company Shareholder Approval is obtained, and (b) diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.

2.8 Court Proceedings

Subject to the terms of this Agreement, Hudbay will cooperate with, assist and consent to the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably requested or required to be supplied by Hudbay in connection therewith. The Company will provide Hudbay and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information to be supplied by Hudbay for inclusion in such material, prior to the service and filing of such material, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with Hudbay's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Hudbay to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Hudbay's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Hudbay's outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to Hudbay's legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions at least 24 hours prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Hudbay.

2.9 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Consideration Shares and Hudbay Replacement Options issued pursuant to the Arrangement will be issued by Hudbay in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b) pursuant to Section 2.4, the Court will be advised of the intention of the Parties to rely upon the exemption of section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders to whom the Consideration Shares will be issued and to the holders of the Company Options to whom the Hudbay Replacement Options will be issued;

(c) the Court will be advised prior to the hearing to approve the Interim Order that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Company Shareholders who are entitled to receive Consideration Shares pursuant to the Arrangement and to all holders of Company Options who are entitled to receive Hudbay Replacement Options pursuant to the Arrangement;

(d) the Company will ensure that each Person entitled to receive the Consideration Shares or the Hudbay Replacement Options pursuant to the Arrangement will be given adequate notice, in a timely manner, advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) each Person entitled to receive the Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Hudbay in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act, and that certain restrictions on resale under U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined in Rule 144 under the U.S. Securities Act) of Hudbay;

(f) each Person entitled to receive the Hudbay Replacement Options will be advised that the Hudbay Replacement Options issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Hudbay in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the delivery of Hudbay Shares covered by such Hudbay Replacement Options and, as such, the underlying Hudbay Shares issuable in respect of the Hudbay Replacement Options cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and the Hudbay Replacement Options may only be exercised pursuant to an effective registration statement or a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

(g) the Interim Order will specify that each Company Shareholder and each holder of Company Options will have the right to appear before the Court at the hearing of the Court to give approval to the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of section 3(a)(10) under the U.S. Securities Act;

(h) the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement before issuing the Final Order; and

(i) the Final Order will expressly state that the Arrangement serves as the basis of a claim to the exemption under section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Company Shareholders and the holders of Company Options.

2.10 Company Incentive Awards

(a) The Parties acknowledge and agree that the outstanding Company Incentive Awards shall be treated in accordance with the provisions of the Plan of Arrangement. In furtherance of the foregoing, the Company shall take such commercially reasonable actions as are necessary under the terms of the Company Equity Incentive Plans, as applicable, and the Plan of Arrangement to facilitate the surrender and termination of all Company Incentive Awards on the terms contemplated in the Plan of Arrangement.

(b) The Parties acknowledge and agree that on the Effective Date, immediately prior to or concurrently with the closing of the Arrangement pursuant to Section 2.11(b), the Company shall pay in full the cash amounts (collectively, the "Company Employee Costs"), less any amounts withheld pursuant to Section 2.15, to be paid to (i) holders of Company Options (subject to the elections of such holders), Company Phantom Options, Company Phantom RSUs and Company DSUs pursuant to the Plan of Arrangement and (ii) Company Employees entitled to severance or change of control amounts as a consequence of the Arrangement, in each case, in accordance with the normal payroll practices and procedures of the Company.  It is acknowledged and agreed that, as contemplated in the Plan of Arrangement, holders of the Company RSUs and Company PSUs outstanding at the Effective Time will be issued Company Shares in settlement of such Company RSUs and Company PSUs, as applicable.

(c) The Parties agree that at least five business days prior to the anticipated Effective Date, the Company shall deliver a written notice to Hudbay setting out the following information: (i) the Company Employee Costs and the most recent estimate of the unpaid Company Transaction Costs, (ii) the Company's estimate of the amount of immediately available cash expected to be in Company accounts in Canada to satisfy the Company Employee Costs and unpaid Company Transaction Costs on the Effective Date, and (iii) having regard to the foregoing and continued compliance with the covenant of the Company in Section 5.1(b)(iv), the amount to be loaned by Hudbay to the Company pursuant to Section 2.12 to ensure that the Company has sufficient cash on hand to satisfy all Company Employee Costs and unpaid Company Transaction Costs on or prior to the Effective Date (such aggregate amount, the "Purchaser Loan").

2.11 Effective Date

(a) The Arrangement shall become effective on the date that is three business days following the date on which all the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived in accordance with the terms of this Agreement and the Plan of Arrangement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) unless another date or time is agreed to in writing by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

(b) The closing of the Arrangement will take place remotely by electronic exchange of documents and signatures (or their electronic counterparts) at 8:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.12 Payment of Consideration

Hudbay will, following receipt by the Company of the Final Order and (a) no later than the business day prior to the Effective Date determined in accordance with Section 2.11, deposit in escrow, or cause to be deposited in escrow, with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares to satisfy the Consideration payable pursuant to the Arrangement, and (b) no later than two business days prior to the Effective Date determined in accordance with Section 2.11, advance the Purchaser Loan to the Company for payment to the applicable persons in accordance with the Arrangement and this Agreement on the Effective Date.

2.13 Adjustment of Consideration

If, on or after the date of this Agreement:

(a) the Company sets a record date for any dividend or other distribution on the Company Shares that is prior to the Effective Date, then the Consideration to be paid per Company Share shall be reduced to provide to Company Shareholders, as applicable, the same economic effect as contemplated by this Agreement on the date hereof and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the applicable Consideration to be paid per Company Share; or

(b) Hudbay sets a record date for any dividend or other distribution on the Hudbay Shares in excess of the Permitted Dividend that is prior to the Effective Date, then the Consideration to be paid per Company Share shall be increased to provide to Company Shareholders, as applicable, the same economic effect as contemplated by this Agreement on the date hereof and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the applicable Consideration to be paid per Company Share.

2.14 Announcement and Shareholder Communications

Hudbay and the Company shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of the announcement to be approved by each Party in advance, acting reasonably. Hudbay and the Company agree to co-operate in the preparation of presentations, if any, to the Company Shareholders or the Hudbay Shareholders regarding the transactions contemplated by this Agreement, and neither Hudbay nor the Company (except as permitted by Article 7) shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other applicable Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other applicable Party; provided, however, that each Party shall be permitted to make any disclosure or filing required under applicable Laws and the applicable Party making such disclosure shall use its commercially reasonable efforts to give prior oral or written notice to the other applicable Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not reasonably practicable, to give such notice immediately following the making of such disclosure or filing. To the extent reasonably practicable and permitted by Law, Hudbay and the Company, as applicable, shall provide prior notice to the other applicable Party of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. The receiving Party and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity and, if such prior notice is not possible, shall be given such notice immediately following the making of such disclosure or filing. Reasonable consideration shall be given to any comments made by the receiving Party and its counsel pursuant to this Section 2.14. Notwithstanding the foregoing, the provisions of this Section 2.14 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Regulatory Approvals, the Joint Circular, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.14 shall not apply to any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby.

2.15 Withholding Taxes

Hudbay, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement (including any amounts payable pursuant to section 2.3, Article 3 and Article 4 of the Plan of Arrangement), and from all dividends, interest and other amounts payable or distributed to any former Company Shareholder or holders of Company Options, Company Phantom Options, Company PSUs, Company RSUs, Company Phantom RSUs and Company DSUs, such amounts as Hudbay, the Company, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are properly reported and actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Hudbay, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

2.16 Canadian Tax Rollover

The exchange of Company Shares for Hudbay Shares pursuant to the Arrangement is intended to occur on a tax-deferred basis for Canadian income tax purposes pursuant to subsection 85.1(1) of the Tax Act.

2.17 U.S. Tax Rollover

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, and this Agreement and the Plan of Arrangement are intended to be a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each party hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, shall treat this Agreement and the Plan of Arrangement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law. Following the Effective Date, the parties will prepare and file in accordance with Treasury Regulations a U.S. Internal Revenue Service Form 8937 with respect to the Arrangement. Each party hereto shall act in a manner that is consistent with the Parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization.

2.18 List of Shareholders

At the reasonable request of Hudbay from time to time, the Company shall provide Hudbay with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options, Company RSUs, Company PSUs and Company DSUs), a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares (provided such list may only be used in the manner prescribed in section 7.1 of NI 54-101). The Company shall from time to time furnish, and shall require that its registrar and transfer agent furnish, Hudbay with such additional information, including updated or additional lists of the Company Shareholders, the holdings of such Company Shareholders, holders of Company Options, Company RSUs, Company PSUs, Company DSUs and other assistance as Hudbay may reasonably request.

2.19 Governance

(a) Hudbay covenants with the Company that it will take all actions necessary to ensure that, as of the Effective Time, two of the members of the Hudbay Board shall be existing members of the Company Board (the "Company Director Nominees"), which individuals shall be mutually agreed upon by the Parties and shall (i) meet any applicable qualification requirements to serve as directors under applicable Laws, (ii) complement the composition of the Hudbay Board (including Hudbay's diversity policy), and (iii) permit Hudbay to continue to qualify as a "foreign private issuer" as such term is defined in Rule 405 under the U.S. Securities Act.

(b) Hudbay covenants and agrees with the Company that it will extend offers of employment to two existing senior executives of the Company to serve as senior executives of Hudbay with effect from the Effective Time, which individuals shall be mutually agreed upon by the Parties and shall complement the composition of the Hudbay senior executive team (including Hudbay's diversity policy).  Such offers of employment shall be consistent with the terms of employment currently offered to other Hudbay senior executives performing roles of similar seniority.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 Representations and Warranties

Except as disclosed in the Company Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company hereby represents and warrants to Hudbay as follows, and acknowledges that Hudbay is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Organization and Qualification. The Company and each of its Subsidiaries is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has the requisite power and authority to own its assets and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the constating documents of the Company and each of its Subsidiaries have been delivered or made available to Hudbay, and no action has been taken to amend or supersede such documents.

(b) Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement, other than the Interim Order, the Final Order, approval of the Joint Circular by the Company Board and the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by Hudbay against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting creditors' rights generally, and subject to the qualification that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(c) No Conflict; Required Filings and Consent.

(i) The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A) violate, conflict with or result in a breach of:

(1) the constating documents of the Company or those of any of its Subsidiaries;

(2) any Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or

(3) any Law to which the Company or its Subsidiaries is subject or by which the Company or its Subsidiaries is bound, subject to receipt of the Competition Act Approval and except as would not, individually or in the aggregate, have a Company Material Adverse Effect;

(B) except as disclosed in Schedule 3.1(c)(i)(B) of the Company Disclosure Letter, give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled, under any Contract or Authorization to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or

(C) give rise to any rights of first refusal or rights of first offer, or trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien (other than a Company Permitted Lien) upon any of the Company's assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) Other than the Competition Act Approval, the rules and policies of the TSX and the ASX, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries in order for the Company to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Subsidiaries.

(i) The Company does not have Subsidiaries or hold, directly or indirectly, any interests in any Person, including any equity interests, other than those listed in Schedule 3.1(d) of the Company Disclosure Letter. Except as disclosed in Schedule 3.1(d) of the Company Disclosure Letter, none of the Company's Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's shares, or from repaying to the Company any loans or advances made thereto.

(ii) The following information with respect to each of the Company's Subsidiaries is accurately set out in Schedule 3.1(d) of the Company Disclosure Letter: (A) its name; (B) the Company's percentage equity ownership of it; and (C) its jurisdiction of incorporation, organization or formation.

(iii) Except as disclosed in Schedule 3.1(d) of the Company Disclosure Letter, the Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any of the Company's Subsidiaries.

(iv) Other than as disclosed in Schedule 3.1(d) on the Company Disclosure Letter, all of the issued and outstanding shares or other equity securities in the capital of each of the Company's Subsidiaries are: (A) validly issued, fully-paid and, where the concept exists, non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests are owned free and clear of all Liens (other than Company Permitted Liens); and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests.

(e) Compliance with Laws and Constating Documents.

(i) Except as disclosed in Schedule 3.1(e)(i) of the Company Disclosure Letter, the Company and each of its Subsidiaries is and, since January 1, 2021, has been, in compliance, in all material respects, with all applicable Laws in each jurisdiction in which it conducts business and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to any material violation of applicable Laws from any Governmental Entity, or has received any notice that any material violation of any Law is being or may be alleged from any Governmental Entity.

(ii) As of the date hereof, none of the Company or its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of its articles or by-laws or equivalent organizational documents, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(f) Company Authorizations.

(i) Except as disclosed in Schedule 3.1(f)(i) of the Company Disclosure Letter, the Company and its Subsidiaries have obtained, and are in compliance in all material respects with, all Authorizations required by Law (including Environmental Law) that are necessary to conduct their business as now being conducted, and such Authorizations are in full force and effect in accordance with their terms. True copies of all such material Authorizations have been made available to Hudbay.

(ii) The Company and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Company Material Adverse Effect.

(iii) No action, investigation or proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of or regarding any such Authorization that would reasonably be expected to result in a suspension, loss or revocation of any such Authorization, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Company Material Adverse Effect. Schedule 3.1(f) of the Company Disclosure Letter lists the Authorizations that are material to the operations of the Company and its Subsidiaries, taken as a whole.

(g) Capitalization and Listing.

(i) The authorized share capital of the Company consists of an unlimited number of Company Shares without par value. Except as disclosed in Schedule 3.1(g)(i) of the Company Disclosure Letter, as at the close of business on April 11, 2023, there were: (A) 214,383,473 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (B) 3,835,303 outstanding Company Options providing for the issuance of up to 3,835,303 Company Shares upon the exercise thereof; (C) 2,458,862 outstanding Company RSUs providing for the issuance of up to 2,458,862 Company Shares upon the settlement thereof; (D) 1,317,285 outstanding Company PSUs providing for the issuance of 1,317,285 Company Shares upon the settlement thereof (assuming a 100% multiplier), and which are subject to a multiplier from 0% to 200% depending upon the achievement level of certain performance targets; (E) 651,554 outstanding Company DSUs; and (F) ) 135,541  outstanding Company Phantom RSUs. Except for the Company Options, Company RSUs, Company PSUs and Company DSUs referred to in this Section 3.1(g)(i), (1) there are no other options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Company or any of its Subsidiaries requiring any of them to issue or sell any shares or other securities of the Company or of any of its Subsidiaries, or any securities or obligations convertible into, exchangeable or exercisable for, or otherwise carrying or evidencing the right or obligation to acquire, any securities of the Company (including Company Shares) or any Subsidiary of the Company, and (2) no Person is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. All Company Shares issuable upon the exercise of outstanding Company Options, Company RSUs, and Company PSUs will, when issued in accordance with the terms of their respective plans, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(ii) Schedule 3.1(g)(ii) of the Company Disclosure Letter sets forth, as of the date hereof, (A) the names and holdings of each Person who holds outstanding Company Options, Company RSUs, Company PSUs, Company DSUs, Company Phantom RSUs and Company Phantom Options, (B) the exercise price of each Company Option, and (C) the aggregate amount payable to the holders of the awards set out in item (B), applying the methodology set forth in the Plan of Arrangement.

(iii) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any Company Shares.

(iv) All outstanding securities of the Company have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(v) There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries, or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Company Shares on any matters, except Company Options, Company RSUs and Company PSUs.

(h) Shareholder and Similar Agreements. Except as disclosed in Schedule 3.1(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the ownership or voting of any issued and outstanding Company Shares or the shares of any of the Company's Subsidiaries.

(i) Reporting Issuer Status.

(i) As of the date hereof, the Company is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws in each of the provinces and territories of Canada, other than Quebec, and is in material compliance with all Securities Laws applicable therein.

(ii) The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada, nor has the Company received notification from the British Columbia Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke the Company's reporting issuer status. No delisting of, suspension of trading in, or cease trade order with respect to, any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of the Company, has been threatened in writing with respect to the foregoing.

(j) Reports. Since January 1, 2022, the Company has filed with all applicable Governmental Entities the Company Public Documents that the Company is required to file in accordance with applicable Securities Laws. The Company Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Company Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(k) Stock Exchange Matters.

(i) The Company Shares are listed on the TSX and the ASX (in the form of Company CDIs) and are not listed or quoted on any market other than the TSX and the ASX.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the ASX. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Company Shares on or from the TSX or the Company CDIs from the ASX.

(l) Financial Statements.

(i) The audited consolidated financial statements for the Company as at and for the fiscal years ended December 31, 2022 and 2021, including the notes thereto, the reports by the Company's auditors thereon and related management's discussion and analysis, have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, (A) prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws, and (B) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the periods indicated therein, and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to the Company's accounting policies, except as described in the Company Public Documents, since December 31, 2022.

(ii) The Company has: (A) designed such disclosure controls and procedures, or caused them to be designed under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others, particularly during the periods in which annual or interim filings are being prepared; and (B) designed such internal controls over financial reporting, or caused them to be designed under such Chief Executive Officer's and Chief Financial Officer's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iii) The Company has established "disclosure controls and procedures" and "internal control over financial reporting" (each as defined in NI 52-109) to the extent required by NI 52-109 and Securities Laws, and, as of the date hereof, the Company does not have knowledge, and has not been advised by its auditors, of any "material weakness" (as defined in NI 52-109), in each case, except as disclosed in the Company Public Documents.

(iv) Since January 1, 2022, neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices or internal auditing controls of the Company or any of its Subsidiaries, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(m) Auditors. There is not now, and there has never been, any reportable event (as defined in National Instrument 51-102) with respect to the present or any former auditor of the Company.

(n) No Undisclosed Liabilities. The Company and its Subsidiaries, on a consolidated basis, have no material outstanding liabilities or obligations of any nature, whether or not accrued, contingent or absolute, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2022 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course; or (iii) liabilities and obligations incurred in connection with the Arrangement and this Agreement (including transaction related expenses).

(o) Interest in Properties and Mineral Rights.

(i) Schedule 3.1(o)(i) of the Company Disclosure Letter discloses, as of the date of this Agreement: (A) all material real property owned by the Company and its Subsidiaries ("Company Owned Real Property"), including all Crown granted mineral claims for which there are registered third party co-owners (the "Co-Owned Crown Granted Real Property"); (B) all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by the Company or its Subsidiaries, in each case, in connection with the operation of the business of the Company and its Subsidiaries as it is now being conducted ("Company Leased Real Property" and together with the Company Owned Real Property, the "Company Property"); and (C) all Mineral Rights of the Company and its Subsidiaries that are material to operation to their business as currently conducted (collectively, with the Company Property, the "Company Mineral Interests").

(ii) The Company or one of its Subsidiaries is the sole holder of record of, and is the sole registered and beneficial owner of, and has good and marketable title to, or a valid leasehold interests in, the Company Mineral Interests, free and clear of all Liens (except Company Permitted Liens and except for any Company Mineral Interests that are Co-Owned Crown Granted Real Property to the extent such Co-Owned Crown Granted Real Property is co-owned by registered third parties, as disclosed in Schedule 3.1(o)(ii) of the Company Disclosure Letter). The Company or a Subsidiary enjoys peaceful and undisturbed possession of the Company Leased Real Property under Contracts pursuant to which the Company or a Subsidiary holds its interest in the Company Leased Real Property.  Neither the Company nor any of its Subsidiaries is in violation of any material covenants, or not in compliance with any material condition or restriction under any leasehold contracts.

(iii) All of the unpatented lode mining claims comprising Company Mineral Interests have been properly located and recorded in compliance with applicable Law in all material respects and are comprised of valid and subsisting mineral claims.

(iv) The Company Mineral Interests are in good standing under applicable Law and, to the knowledge of the Company, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred in all material respects, and all material filings in respect thereof have been made.  To the knowledge of the Company, the Company or a Subsidiary of the Company has a public or private right of access to all Company Mineral Interests.

(v) Except as set out in Schedule 3.1(o)(v) of the Company Disclosure Letter, no Person other than the Company and its Subsidiaries has any material interest in the Company Mineral Interests or the production or profits therefrom or any royalty or streaming or similar interest in respect thereof or any right to acquire any such interest from the Company or any of its Subsidiaries.

(vi) Except as set out in Schedule 3.1(o)(vi) of the Company Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would materially affect the Company's or a Subsidiary's interest in the Company Mineral Interests.

(vii) There are no material restrictions on the ability of the Company and its Subsidiaries to (A) use or exploit the Company Mineral Interests in the manner currently used or exploited, or (B) transfer the Company Mineral Interests (other than as disclosed in Schedule 3.1(o)(vii) of the Company Disclosure Letter), except, in each case, any restrictions imposed by Law or the terms of the Company Mineral Interests.

(viii) Except as disclosed in Schedule 3.1(o)(viii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of the Company or its Subsidiaries in any of the Company Mineral Interests and, to the knowledge of the Company, there is no intention or proposal to give such notice. There are no material disputes regarding boundaries, easements, covenants or other matters relating to any of the Company Mineral Interests.

(ix) Except as disclosed in Schedule 3.1(o)(ix) of the Company Disclosure Letter, the Company and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by the Company and its Subsidiaries, and mineral interests that are required as at the date of this Agreement to conduct its current operations.

(x) Except as disclosed in Schedule 3.1(o)(x) of the Company Disclosure Letter, all mines and mineral properties formerly owned by the Company or any of its Subsidiaries which were abandoned by the Company or any of its Subsidiaries were abandoned in all material respects in accordance with good mining industry practice and standards and in compliance with applicable Laws.  The Company Public Documents accurately disclose, in all material respects, all material remediation and reclamation obligations known to the Company as of the applicable dates set forth in such Company Public Documents.

(xi) With respect to the Company Mineral Interests, true and correct copies of all material title documents and any amendments thereto in the possession or control of the Company or its Subsidiaries have been made available to Hudbay as of the date of this Agreement.

(xii) All activities conducted on the Company Mineral Interests by the Company or its Subsidiaries or, to the knowledge of the Company, by any other Person appointed by the Company, have been carried out in all material respects in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and neither the Company, nor, to the knowledge of the Company, any other Person, has received any notice of any material breach of any such applicable Laws.

(xiii) There have been no incidents of material non-compliance with safety legislation in connection with operations or activities at the Company's or any of its Subsidiaries' mine sites in the 18 months preceding the date of this Agreement.

(p) Mineral Reserves and Resources. The estimates of mineral resources and mineral reserves for mineral properties for the Company or its Subsidiaries, as set forth in the Company Public Documents, were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and disclosed, in all material respects, in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material with respect to such properties, from the amounts most recently set forth in the Company Public Documents, with the exception of depletion in the ordinary course. The information provided by the Company and its Subsidiaries to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was accurate and complete in all material respects as of the time such information was provided.

(q) Scientific and Technical Information. (i) The Copper Mountain Mine is the only property material to the Company for the purpose of NI 43-101. (ii) The technical report prepared for the Company entitled "Copper Mountain Mine, Life-of-Mine Plan and 65 KT/D Expansion Study Update, NI 43-101 Technical Report" with an effective date August 1, 2022 and a report date of September 30, 2022 (the "Company Technical Report") complied in all material respects with the requirements of NI 43-101 at the time of filing thereof. The Company made available to the authors of the Company Technical Report, prior to issuance thereof, for the purpose of preparing such reports, all information requested by them and none of such information contained any Misrepresentation as of the time such information was provided. (iii) The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no material change of which the Company is aware that would materially disaffirm or materially change any aspect of the Company Technical Report or that would require the filing of a new technical report under NI 43-101.

(r) Personal Property. The Company and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is, individually or in the aggregate, material to the operation of the Company's business as currently conducted, free and clear of any Liens (other than Company Permitted Liens).

(s) Employment Matters.

(i) Schedule 3.1(s)(i) of the Company Disclosure Letter sets forth a complete list of each Company Employee as at the date hereof, together with each Company Employee's (i) position or function, (ii) work location, (iii) date of hire, (iv) annual base salary or hourly rate of pay, (v) any incentive or bonus arrangement, (vi) bonus paid for the most recently completed year, and (vii) accrued vacation time.

(ii) Except as disclosed in Schedule 3.1(s)(ii) of the Company Disclosure Letter, the Company and each of its Subsidiaries have made available to Hudbay the form(s) of the Contracts executed by each of the Company Employees and the Contracts of all Company Employees are substantially in the form(s) of the Contracts made available to Hudbay, and do not materially deviate therefrom.

(iii) Other than as disclosed in Schedule 3.1(s)(iii) of the Company Disclosure Letter or as provided for or permitted by this Agreement or the Plan of Arrangement, neither the Company nor any of its Subsidiaries has entered into any agreement or understanding providing for employment, severance, golden parachute, change of control, or termination payments or entitlements to any current or former Company Employee in connection with the termination of their position or their employment with the Company or any of its Subsidiaries, in connection with the consummation of the Arrangement, or as a direct or indirect result of a change in control of the Company.

(iv) Other than as disclosed in Schedule 3.1(s)(iv) of the Company Disclosure Letter, as at the date hereof, neither the Company nor any of its Subsidiaries (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting the Company or any of its Subsidiaries. As at the date hereof, there are no employee associations, voluntary recognized or certified unions authorized to represent any of the employees of the Company or any of its Subsidiaries.

(v) All amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay, sick days and benefits under the Company Benefit Plans have either been paid or are accurately reflected in the books and records of the Company and its Subsidiaries. All liabilities in respect of the Company Employees have or shall have been paid or accrued to the Effective Date, including premium contributions, remittances and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax, workers' compensation and any other employment-related legislation.

(vi) The Company and its Subsidiaries are in material compliance with all material terms and conditions of employment and applicable Laws relating to employment or termination of employment, including pay equity, wages, hours of work, overtime, vacation, human rights, employer health tax, workplace safety and insurance and occupational health and safety.

(vii) Other than as disclosed on Schedule 3.1(s)(vii) of the Company Disclosure Letter, there are no employment-related claims, complaints, investigations or orders under applicable Laws respecting employment now pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(viii) To the knowledge of the Company, each of the Company and its Subsidiaries has properly characterized retained individuals as either employees or independent contractors for the purposes of Taxes and other applicable Laws, and none of them has received any notice from any Governmental Entity disputing such classification.

(t) Absence of Certain Changes or Events. Except as disclosed in Schedule 3.1(t) of the Company Disclosure Letter, the Company Public Documents or as a result of COVID-19 Measures, since December 31, 2022:

(i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects;

(ii) there has not been any damage, destruction or other casualty loss with respect to any asset owned, leased or otherwise used by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, whether or not covered by insurance (other than in the ordinary course or regular wear and tear);

(iii) there has not been any acquisition or disposition (including any reconveyance) by the Company or any of its Subsidiaries of (i) any property or asset that would be material to the Company and its Subsidiaries, taken as a whole, other than the Arrangement or as expressly permitted by this Agreement, or (ii) any property or assets pursuant to the terms of the Envirogreen Agreement, and no action has been taken in respect thereof;

(iv) there has not been any material write down by the Company of the value of any of the material assets of the Company and its Subsidiaries, taken as a whole; and

(v) there has not been any change, effect, event, occurrence or state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(u) Litigation. Except as disclosed in Schedule 3.1(u) of the Company Disclosure Letter, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or would reasonably be expected to have, a Company Material Adverse Effect or would significantly impede the ability of the Company to consummate the Arrangement. To the knowledge of the Company, there are no events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, demand, arbitration, charge, indictment, order, hearing or other civil, criminal, administrative or investigative proceeding, or other investigation or examination. There are no outstanding orders, judgments, injunctions, or decrees against the Company or its Subsidiaries that materially and adversely impact the business, property or assets of the Company and its Subsidiaries.

(v) Intellectual Property. The Company and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and (i) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the rights of the Company and its subsidiaries in or to any intellectual property which is used for the conduct of the business of the Company and its Subsidiaries as currently carried on, and as set out in the Company Public Documents, and (ii) to the knowledge of the Company, the conduct of the business as currently carried on as set forth in the Company Public Documents, including the use of Intellectual Property, does not infringe upon the Intellectual Property of any Person in any material respect. To the knowledge of the Company, no Person is currently infringing upon any of the Intellectual Property owned by the Company or its Subsidiaries in any material respect.

(w) Indigenous Claims. Except as disclosed in Schedule 3.1(w) of the Company Disclosure Letter, there are no material claims or actions with respect to Indigenous rights currently outstanding or, to the knowledge of the Company, threatened or pending, with respect to the Company Property. To the knowledge of the Company, there are no material land entitlement claims having been asserted or any legal actions relating to Indigenous rights having been instituted with respect to the Company Property, and no dispute in respect of the Company Property with any Indigenous group exists or, to the knowledge of the Company, is threatened or imminent which, if adversely determined, would have, or would reasonably be expected to have, a Company Material Adverse Effect.

(x) Community Relations. Except as disclosed in Schedule 3.1(x) of the Company Disclosure Letter, to the knowledge of the Company, no authorized representative of any community in the vicinity of any of the Company Properties has communicated in writing to the Company or any of its Subsidiaries: (i) a requirement that the consent of such community be obtained as a condition to continued operation of any such Company Property, or (ii) a material increase in the compensation payments payable by the Company or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such Company Properties, other than such communications in the ordinary course.

(y) Taxes. Except, in each case, as disclosed in Schedule 3.1(y) of the Company Disclosure Letter:

(i) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(ii) Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. Each of the Company and its Subsidiaries has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.

(iii) No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets.

(iv) No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.

(v) There are no Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries (other than Company Permitted Liens).

(vi) Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii) There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(viii) The Company and each of its Subsidiaries has made available to Hudbay true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(ix) None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom the Company or Subsidiary, as the case may be, was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(x) The Company and its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(xi) There are no circumstances existing which could result in the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Except as in accordance with past practices, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if, as a result, any material amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(xii) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian Corporation" and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a "taxable Canadian corporation".

(z) Books and Records. (i) The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of the Company and each of its Subsidiaries as made available to Hudbay are complete and accurate in all material respects, except for minutes relating to the Arrangement or this Agreement. (ii) The financial books and records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS; (B) are stated in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and its Subsidiaries; and (C) accurately and fairly reflect, in all material respects, the basis for the Company's consolidated financial statements.

(aa) Insurance. As at the date hereof, the Company and its Subsidiaries have in place the insurance policies disclosed in Schedule 3.1(aa) of the Company Disclosure Letter. All insurance maintained by the Company or any of its Subsidiaries is in full force and effect and in good standing, and neither the Company nor its Subsidiaries are in default, whether as to payment of premium or otherwise. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis, or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Company or its Subsidiaries or not to renew any policy of insurance on its expiry.

(bb) Non-Arm's Length Transactions. Other than employment, indemnification or compensation agreements entered into in the ordinary course, there are no current Contracts or other transactions currently in place (including relating to indebtedness by or to the Company or its Subsidiaries) between the Company or its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of the Company, beneficial owner, of 10% or more of the voting securities of the Company, or (iii) to the knowledge of the Company, any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(cc) Benefit Plans.

(i) Schedule 3.1(cc)(i) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans. Current and complete copies of all the Company Benefit Plans as amended as of the date hereof have been delivered or made available to Hudbay together with copies of all material documents relating to the Company Benefit Plans.

(ii) Except as disclosed in Schedule 3.1(cc)(ii) of the Company Disclosure Letter, each Company Benefit Plan:

(A) is a "registered pension plan", a "retirement compensation arrangement", a "deferred profit sharing plan", or a "salary deferral arrangement", as each such term is defined in the Tax Act;

(B) is a "multi-employer plan" as such term is defined in subsection 8500(i) of the Regulations of Tax Act;

(C) contains a "defined benefit provision" as defined in subsection 147.1(1) of the Tax Act;

(D) provides for health and welfare benefits which are not fully-insured;

(E) provides for retiree or post-termination benefits to Company Employees or former Company Employees or beneficiaries or dependents thereof (other than as required by applicable Laws); or

(F) provides benefits to independent contractors.

(iii) Each Company Benefit Plan is, and has been, established, registered (if required), amended, funded, operated, communicated, administered and invested, in all material respects, in compliance with its terms and all Laws; all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan, as of the date hereof, have been paid or remitted in a timely fashion in accordance with its terms and all Laws; and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the Company's financial statements.

(iv) To the knowledge of the Company, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending involving any Company Benefit Plan, and to the knowledge of the Company there exists no state of facts which would reasonably be expected to give rise to such investigations or material claims (other than routine claims for payment of benefits).

(v) There has been no amendment to, or announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan and no Company Benefit Plan contains provisions permitting retroactive increase or payments on termination which, in each case, would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vi) Except as disclosed in Schedule 3.1(cc)(vi) of the Company Disclosure Letter, neither the execution of this Agreement by the Company nor the consummation of the Arrangement pursuant to the Plan of Arrangement (whether alone or in conjunction with any subsequent events) would result in (A) any Company Employees receiving termination or severance pay or any increase in termination or severance pay upon any termination of employment after the date hereof, (B) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, or (C) limiting or restricting the right of the Company or, after the consummation of the Arrangement, Hudbay to merge, amend or terminate any of the Company Benefit Plans, other than those limits or restrictions pursuant to applicable Laws.

(vii) There is no entity other than the Company or its Subsidiaries participating in any Company Benefit Plan.

(viii) All data necessary to administer each Company Benefit Plan is in the possession of the Company or its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and, to the knowledge of the Company, such data is complete and correct in all material respects.

(dd) Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed in Schedule 3.1(dd) of the Company Disclosure Letter:

(i) since January 1, 2021, all facilities and operations of the Company and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii) the Company and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Company Mineral Interests and to conduct their respective business as they are now being conducted;

(iii) to the knowledge of the Company, no Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and its Subsidiaries and, to the knowledge of the Company, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv) neither the Company nor any of its Subsidiaries is subject to or has received notice of any proceeding, application, order or directive from any Governmental Entity which relates to environmental matters and which may require any material work, repairs, construction or expenditures;

(v) to the knowledge of the Company, there are no changes in the status, terms or conditions of any Environmental Permits held by the Company or its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or its Subsidiaries following the Effective Date; and

(vi) the Company and its Subsidiaries have made available to Hudbay all material audits, assessments, investigation reports and regulatory correspondence with respect to environmental matters.

(ee) Material Contracts. Schedule 3.1(ee) of the Company Disclosure Letter lists all of the Material Contracts to which the Company and its Subsidiaries are parties. The Company and each of its Subsidiaries has complied in all material respects with all the terms of the Material Contracts to which it is a party. Except as disclosed in Schedule 3.1(ee) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in breach of, or default under, any Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect. The Company has made available to Hudbay true and complete copies of all of the Material Contracts. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction). Neither the Company nor any of its Subsidiaries has received notice that any party to a Material Contract intends to cancel, terminate, materially modify or not renew such Material Contract.

(ff) Standstill Agreements. Schedule 3.1(ff) of the Company Disclosure Letter sets out the nature of each Company Standstill Agreement, the expiration of the standstill covenants in respect thereof and whether such Company Standstill Agreement would impact the operations of Hudbay or its Subsidiaries (excluding the Company and its Subsidiaries).

(gg) Whistleblower Reporting. Except as disclosed in Schedule 3.1(gg) of the Company Disclosure Letter, no employee of the Company or any of its Subsidiaries, nor any legal counsel representing the Company or any of its Subsidiaries, has reported evidence of a material violation of any Securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Company's management, or audit committee (or other committee designated for such purpose) of the Company Board.

(hh) Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or restricting any acquisition of property by the Company or any such Subsidiary or the conduct of business by the Company or any such Subsidiary as currently conducted (including following the transaction contemplated by this Agreement), other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii) Brokers. Except as set out in Schedule 3.1(ii) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. A true and complete copy of the engagement letter between the Company and each Company Financial Advisor has been made available to Hudbay.

(jj) Corrupt Practices Legislation.

(i) Neither the Company, its Subsidiaries and affiliates, nor, to the Company's knowledge, any of their Representatives or other Persons acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of the Company or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A) influencing any action or decision of such person in such person's official capacity, including a decision to fail to perform such person's official function in order to obtain or retain an advantage in the course of business;

(B) inducing such person to use such person's influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C) where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.

(ii) None of the Company, its Subsidiaries, nor any of their respective Representatives has, directly or indirectly, taken any action that is or would be otherwise inconsistent with or prohibited by or would cause the Company or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any law of similar effect prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject (collectively, "Applicable Anti-Corruption Law"). Neither the Company nor its Subsidiaries, nor their respective Representatives, has violated any Applicable Anti-Corruption Law and, to the knowledge of the Company, no condition or circumstances exist that would form the basis of any such allegations.

(iii) All contracts and arrangements between the Company or one of its Subsidiaries and any other Person are in compliance with Applicable Anti-Corruption Laws. Since January 1, 2022, the Company and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iv) None of the Company or its Subsidiaries nor any of its directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation that concluded that the Company or one of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti-corruption, antibribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(v) The Company and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with Applicable Anti-Corruption Law.

(kk) Sanctions.

(i) Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any agents or persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii) None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Russia, Crimea, Cuba, Iran, North Korea, and Syria.

(iii) The Company, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of the Company, the agents of the Company and its Subsidiaries are in compliance with all applicable Sanctions in all material respects. The Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(iv) The Company represents and covenants that for the past five years, neither the Company nor any of its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

3.2 Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF HUDBAY

4.1 Representations and Warranties

Hudbay hereby represents and warrants to the Company as follows, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Organization and Qualification. Hudbay and each of the Hudbay Material Subsidiaries is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has the requisite power and authority to own its assets and conduct its business as now owned and conducted. Hudbay and each of the Hudbay Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Hudbay Material Adverse Effect. True and complete copies of the constating documents of Hudbay and each of the Hudbay Material Subsidiaries have been delivered or made available to the Company, and no action has been taken to amend or supersede such documents.

(b) Authority Relative to this Agreement. Hudbay has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Hudbay and the performance by Hudbay of its obligations under this Agreement have been duly authorized by the Hudbay Board and no other corporate proceedings on the part of Hudbay are necessary to authorize this Agreement or the consummation of the Arrangement, other than the Hudbay Shareholder Approval. This Agreement has been duly executed and delivered by Hudbay and constitutes a valid and binding obligation of Hudbay, enforceable by the Company against Hudbay in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting creditors' rights generally, and subject to the qualification that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(c) No Conflict; Required Filings and Consent.

(i) The execution and delivery by Hudbay of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A) violate, conflict with or result in a breach of:

(1) the constating documents of Hudbay or those of any of its Subsidiaries;

(2) any material Contract or Authorization to which Hudbay or any of its Subsidiaries is a party or by which Hudbay or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect; or

(3) any Law to which Hudbay or its Subsidiaries is subject or by which Hudbay or its Subsidiaries is bound, subject to receipt of the Competition Act Approval and except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect;

(B) give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Hudbay is entitled, under any Contract or Authorization to which Hudbay or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect; or

(C) give rise to any rights of first refusal or rights of first offer, or trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien (other than a Hudbay Permitted Lien) upon any of Hudbay's assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(ii) Other than the Competition Act Approval, the rules and policies of the TSX and the NYSE, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Hudbay or any of its Subsidiaries in order for Hudbay to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(d) Subsidiaries.

(i) No Hudbay Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to Hudbay, from making any other distribution on such Subsidiary's shares to Hudbay, or from repaying to Hudbay any loans or advances made thereto.

(ii) The following information with respect to each Hudbay Material Subsidiary is accurately set out in Hudbay's annual information form for the year ended December 31, 2022 dated March 30, 2022 forming part of the Hudbay Public Documents: (A) its name; (B) Hudbay's percentage equity ownership of it; and (C) its jurisdiction of incorporation, organization or formation.

(iii) Hudbay beneficially owns, directly or indirectly, all of the issued and outstanding securities of each Hudbay Material Subsidiary and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any Hudbay Material Subsidiary.

(iv) All of the outstanding shares or other equity securities in the capital of each Hudbay Material Subsidiary are: (A) validly issued, fully-paid and, where the concept exists, non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests are owned free and clear of all Liens (other than Hudbay Permitted Liens); and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests.

(e) Compliance with Laws and Constating Documents.

(i) Hudbay and each of its Subsidiaries is and, since January 1, 2021, has been, in compliance, in all material respects, with all applicable Laws in each jurisdiction in which it conducts business and, to the knowledge of Hudbay, neither Hudbay nor any of its Subsidiaries is under investigation with respect to any material violation of applicable Laws from any Governmental Entity, or has received any notice that any material violation of any Law is being or may be alleged from any Governmental Entity.

(ii) As of the date hereof, none of Hudbay or its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of its articles or by-laws or equivalent organizational documents, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(f) Hudbay Authorizations.

(i) Hudbay and its Subsidiaries have obtained, and are in compliance in all material respects with, all Authorizations required by Law (including Environmental Law) that are necessary to conduct their business as now being conducted, and such Authorizations are in full force and effect in accordance with their terms.

(ii) Hudbay and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Hudbay Material Adverse Effect.

(iii) No action, investigation or proceeding is pending or, to the knowledge of Hudbay, threatened against Hudbay or any of its Subsidiaries in respect of or regarding any such Authorization that would reasonably be expected to result in a suspension, loss or revocation of any such Authorization, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(g) Capitalization and Listing.

(i) The authorized share capital of Hudbay consists of an unlimited number of Hudbay Shares and an unlimited number of preference shares. As at the close of business on April 11, 2023, there were: (A) 262,053,610 Hudbay Shares validly issued and outstanding as fully-paid and non-assessable shares of Hudbay; (B) no preference shares issued and outstanding; (C) 1,856,764.881241 outstanding restricted share units providing for the issuance of up to 1,856,764 Hudbay Shares upon the settlement thereof; (D) 1,171,020.317487 outstanding performance share units providing for the issuance of up to 1,171,020 Hudbay Shares upon the settlement thereof; and (E) 2,269,441 outstanding options to acquire Hudbay Shares providing for the issuance of up to 2,269,441 Hudbay Shares upon the exercise thereof. Except for the securities referred to in this Section 4.1(g)(i), (1) there are no other options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Hudbay or any of its Subsidiaries requiring any of them to issue or sell any shares or other securities of Hudbay or of any of its Subsidiaries, or any securities or obligations convertible into, exchangeable or exercisable for, or otherwise carrying or evidencing the right or obligation to acquire any securities of Hudbay (including Hudbay Shares) or any Subsidiary of Hudbay, and (2) except as disclosed in the Hudbay Public Documents, no Person is entitled to any pre-emptive or other similar right granted by Hudbay or any of its Subsidiaries.

(ii) There are no outstanding contractual obligations of Hudbay or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Hudbay Shares or any shares of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the, voting or disposition of any securities of Hudbay or any of its Subsidiaries. No Subsidiary of Hudbay owns any Hudbay Shares,

(iii) All outstanding securities of Hudbay have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(iv) There are no outstanding bonds, debentures or other evidences of indebtedness of Hudbay or any of its Subsidiaries, or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Hudbay Shares on any matters, except for the securities of Hudbay referred to in Section 4.1(g)(i).

(v) All Consideration Shares will be issued in compliance with all applicable Securities Laws and, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully-paid and non-assessable Hudbay Shares, free and clear of all Liens (other than Liens created by the holders thereof on issuance).

(vi) All Hudbay Replacement Options will be issued in compliance with all applicable Securities Laws and, when exercised in accordance with all applicable Law (including applicable Securities Laws), all Hudbay Shares issued on such exercise shall be duly authorized, validly issued, fully-paid and non-assessable Hudbay Shares, free and clear of all Liens (other than Liens created by the holders thereof on issuance).

(h) Shareholder and Similar Agreements. Neither Hudbay nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the ownership or voting of any issued and outstanding Hudbay Shares or the shares in any Subsidiaries of Hudbay.

(i) Reporting Issuer Status.

(i) As of the date hereof, Hudbay is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws in each of the provinces and territories of Canada and is in material compliance with all Securities Laws applicable therein.

(ii) Hudbay has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has Hudbay received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke Hudbay's reporting issuer status. No delisting of, suspension of trading in, or cease trade order with respect to, any securities of Hudbay and, to the knowledge of Hudbay, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of Hudbay, has been threatened in writing with respect to the foregoing.

(iii) Hudbay is (A) a "foreign private issuer" as such term is defined in Rule 405 under the U.S. Securities Act, and (B) is not registered or required to register as an investment company under the U.S. Investment Company Act. As of the date hereof, the Hudbay Shares are registered under Section 12(b) of the U.S. Exchange Act. and consequently Hudbay is a reporting issuer for purposes of U.S. Securities Laws. Hudbay has not taken any action to cease to be a reporting issuer in the United States nor has Hudbay received notification from the U.S. Securities Exchange Commission ("U.S. SEC") seeking to revoke Hudbay's reporting issuer status. No delisting of, suspension of trading in or cease trading order with respect to any securities of Hudbay listed for trading on a U.S. stock exchange and, to the knowledge of Hudbay, no inquiry or investigation (formal or informal) of the U.S. SEC or NYSE has occurred, is in effect or ongoing or, to the knowledge of Hudbay, has been threatened.

(j) Reports. Since January 1, 2022, Hudbay has filed with all applicable Governmental Entities the Hudbay Public Documents that Hudbay is required to file in accordance with applicable Securities Laws. The Hudbay Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Hudbay Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Hudbay has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(k) Stock Exchange Matters.

(i) The Hudbay Shares are listed on the TSX, the NYSE and BVL and are not listed or quoted on any market other than the TSX, the NYSE and BVL.

(ii) Hudbay is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX, the NYSE and BVL. Hudbay has not taken any action which would be reasonably expected to result in the delisting or suspension of the Hudbay Shares on or from the TSX, NYSE or BVL.

(l) Financial Statements.

(i) The audited consolidated financial statements for Hudbay as at and for the fiscal years ended December 31, 2022 and 2021, including the notes thereto, the reports by Hudbay's auditors thereon and related management's discussion and analysis, have been, and all financial statements of Hudbay which are publicly disseminated by Hudbay in respect of any subsequent periods prior to the Effective Date will be, (A) prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws, and (B) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Hudbay and its Subsidiaries as of the respective dates thereof and for the periods indicated therein, and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to Hudbay's accounting policies, except as described in the Hudbay Public Documents, since December 31, 2022.

(ii) Hudbay has: (A) designed such disclosure controls and procedures, or caused them to be designed under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, to provide reasonable assurance that material information relating to Hudbay and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of Hudbay by others, particularly during the periods in which annual or interim filings are being prepared; and (B) designed such internal controls over financial reporting, or caused them to be designed under such Chief Executive Officer's and Chief Financial Officer's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iii) Hudbay has established "disclosure controls and procedures" and "internal control over financial reporting" (each as defined in NI 52-109) to the extent required by NI 52-109 and Securities Laws, and, as of the date hereof, Hudbay does not have knowledge, and has not been advised by its auditors, of any "material weakness" (as defined in NI 52-109), in each case, except as disclosed in the Hudbay Public Documents.

(iv) Since January 1, 2022, neither Hudbay nor any of its Subsidiaries nor, to Hudbay's knowledge, any Representative of Hudbay or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices or internal auditing controls of Hudbay or any of its Subsidiaries, including any complaint, allegation, assertion, or claim that Hudbay or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Hudbay Board.

(m) Auditors. There is not now, and there has never been, any reportable event (as defined in NI 51-102) with respect to the present or any former auditor of Hudbay.

(n) No Undisclosed Liabilities. Hudbay and its Subsidiaries, on a consolidated basis, have no material outstanding liabilities or obligations of any nature, whether or not accrued, contingent or absolute, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Hudbay as of December 31, 2022 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course; or (iii) liabilities and obligations incurred in connection with the Arrangement and this Agreement (including transaction related expenses).

(o) Interest in Properties and Mineral Rights.

(i) The Hudbay Public Documents disclose, as of the date of this Agreement: (A) all material real property owned by Hudbay and its Subsidiaries ("Hudbay Owned Real Property"); (B) all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by Hudbay or its Subsidiaries, in each case, in connection with the operation of the business of Hudbay and its Subsidiaries as it is now being conducted ("Hudbay Leased Real Property" and together with the Hudbay Owned Real Property, the "Hudbay Property"); and (C) all Mineral Rights of Hudbay and its Subsidiaries that are material to operation to their business as currently conducted (collectively, with the Hudbay Property, the "Hudbay Mineral Interests").

(ii) Hudbay or one of its Subsidiaries is the sole holder of record of, and is the sole registered and beneficial owner of, and has good and marketable title to, or a valid leasehold interests in, the Hudbay Mineral Interests, free and clear of all Liens (except Hudbay Permitted Liens). Hudbay or a Subsidiary enjoys peaceful and undisturbed possession of the Hudbay Leased Real Property under Contracts pursuant to which Hudbay or a Subsidiary holds its interest in the Hudbay Leased Real Property.  Neither Hudbay nor any of its Subsidiaries is in violation of any material covenants, or not in compliance with any material condition or restriction under any leasehold contracts.

(iii) The Hudbay Mineral Interests are in good standing under applicable Law and, to the knowledge of Hudbay, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred in all material respects, and all material filings in respect thereof have been made.  Hudbay or a Subsidiary of Hudbay has a public or private right of access to all Hudbay Mineral Interests.

(iv) Except as set out in the Hudbay Public Documents, no Person other than Hudbay and its Subsidiaries has any material interest in the Hudbay Mineral Interests or the production or profits therefrom or any royalty or streaming or similar interest in respect thereof or any right to acquire any such interest from Hudbay or any of its Subsidiaries.

(v) Except as set out in the Hudbay Public Documents, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would materially affect Hudbay's or a Subsidiary's interest in the Hudbay Mineral Interests.

(vi) There are no material restrictions on the ability of Hudbay and its Subsidiaries to (A) use or exploit the Hudbay Mineral Interests in the manner currently used or exploited, or (B) transfer the Hudbay Mineral Interests, except, in each case, any restrictions imposed by Law or the terms of the Hudbay Mineral Interests.

(vii) Except as disclosed in the Hudbay Public Documents, neither Hudbay nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of Hudbay or its Subsidiaries in any of the Hudbay Mineral Interests and, to the knowledge of Hudbay, there is no intention or proposal to give such notice. There are no material disputes regarding boundaries, easements, covenants or other matters relating to any of the Hudbay Mineral Interests.

(viii) Except as disclosed in the Hudbay Public Documents, Hudbay and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Hudbay and its Subsidiaries, and mineral interests that are required as at the date of this Agreement to conduct its current operations.

(ix) Since January 1, 2004, except as disclosed in the Hudbay Public Documents, all mines and mineral properties formerly owned by Hudbay or any of its Subsidiaries which were abandoned by Hudbay or any of its Subsidiaries were abandoned in all material respects in accordance with good mining industry practice and standards and in compliance with applicable Laws. The Hudbay Public Documents accurately disclose, in all material respects, all material remediation and reclamation obligations known to Hudbay as of the applicable dates set forth in such Hudbay Public Documents.

(x) All activities conducted on the Hudbay Mineral Interests by Hudbay or its Subsidiaries or, to the knowledge of Hudbay, by any other Person appointed by Hudbay, have been carried out in all material respects in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and neither Hudbay, nor, to the knowledge of Hudbay, any other Person, has received any notice of any material breach of any such applicable Laws.

(xi) There have been no incidents of material non-compliance with safety legislation in connection with operations or activities at Hudbay's or any of its Subsidiaries' mine sites in the 18 months preceding the date of this Agreement.

(p) Mineral Reserves and Resources. The estimates of mineral resources and mineral reserves for mineral properties for Hudbay or its Subsidiaries, as set forth in the Hudbay Public Documents, were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and disclosed, in all material respects, in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material with respect to such properties, from the amounts most recently set forth in the Hudbay Public Documents, with the exception of depletion in the ordinary course. The information provided by Hudbay and its Subsidiaries to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was accurate and complete in all material respects as of the time such information was provided.

(q) Scientific and Technical Information. (i) The Constancia Mine in Peru, the Lalor Mine in Manitoba and the Copper World Complex in Arizona, in each case, as described in the Hudbay Public Documents, are the only material properties of Hudbay for the purposes of NI 43-101. Each of the Hudbay Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof. Hudbay made available to the authors of each of the Hudbay Technical Reports, prior to issuance thereof, for the purpose of preparing such reports, all information requested by them and none of such information contained any Misrepresentation as of the time such information was provided. (ii) Hudbay is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no material change of which Hudbay is aware that would materially disaffirm or materially change any aspect of any Hudbay Technical Report or that would require the filing of a new technical report under NI 43-101.

(r) Employment Matters.

(i) To the knowledge of Hudbay, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Hudbay or any of its Subsidiaries.

(ii) Hudbay and its Subsidiaries are in material compliance with all material terms and conditions of employment and applicable Laws relating to employment or termination of employment, including pay equity, wages, hours of work, overtime, vacation, human rights, employer health tax, workplace safety and insurance and occupational health and safety.

(s) Absence of Certain Changes or Events. Except as disclosed in the Hudbay Public Documents, since December 31, 2022:

(i) Hudbay and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects;

(ii) there has not been any damage, destruction or other casualty loss with respect to any asset owned, leased or otherwise used by Hudbay or any of its Subsidiaries that is material to Hudbay and its Subsidiaries, taken as a whole, whether or not covered by insurance (other than in the ordinary course or regular wear and tear);

(iii) other than the Arrangement or as expressly permitted by this Agreement, there has not been any acquisition or disposition (including any reconveyance) by Hudbay or any of its Subsidiaries of any property or asset that would be material to Hudbay and its Subsidiaries, taken as a whole,

(iv) there has not been any write down by Hudbay of the value of any of the material assets of Hudbay and its Subsidiaries, taken as a whole; and

(v) there has not been any change, effect, event, occurrence or state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Hudbay Material Adverse Effect

(t) Litigation. There are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Hudbay, threatened against Hudbay or any of its Subsidiaries, the business of Hudbay or any of its Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or would reasonably be expected to have, a Hudbay Material Adverse Effect or would significantly impede the ability of Hudbay to consummate the Arrangement. To the knowledge of Hudbay, there are no events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, demand, arbitration, charge, indictment, order, hearing or other civil, criminal, administrative or investigative proceeding, or other investigation or examination. There are no outstanding orders, judgments, injunctions, or decrees against Hudbay or its Subsidiaries that materially and adversely impact the business, property or assets of Hudbay and its Subsidiaries.

(u) Indigenous Claims. There are no material claims or actions with respect to Indigenous rights currently outstanding or, to the knowledge of Hudbay, threatened or pending, with respect to the Hudbay Property. To the knowledge of Hudbay, there are no material land entitlement claims having been asserted or any legal actions relating to Indigenous rights having been instituted with respect to the Hudbay Property, and no dispute in respect of the Hudbay Property with any Indigenous group exists or, to the knowledge of Hudbay, is threatened or imminent which, if adversely determined, would have, or would reasonably be expected to have, a Hudbay Material Adverse Effect.

(v) Community Relations. To the knowledge of Hudbay, no authorized representative of any community in the vicinity of any of the Hudbay Properties has communicated in writing to Hudbay or any of its Subsidiaries: (i) a requirement that the consent of such community be obtained as a condition to continued operation of any such Hudbay Property, or (ii) a material increase in the compensation payments payable by Hudbay or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such Hudbay Properties, other than such communications in the ordinary course.

(w) No Expropriation. No property or asset of Hudbay or its Subsidiaries (including any Hudbay Mineral Interests) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Hudbay, is there any intent or proposal to give any such notice or to commence any such proceeding.

(x) Taxes.

(i) Each of Hudbay and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(ii) Each of Hudbay and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Hudbay in accordance with IFRS. Each of Hudbay and its Subsidiaries has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of Hudbay for any Taxes of Hudbay and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.

(iii) No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Hudbay or any of its Subsidiaries, and neither Hudbay, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Hudbay, threatened against Hudbay or any of its Subsidiaries, or any of their respective assets.

(iv) No claim has been made by any Governmental Entity in a jurisdiction where Hudbay or any of its Subsidiaries does not file Tax Returns that Hudbay, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.

(v) There are no Liens with respect to Taxes upon any of the assets of Hudbay or any of its Subsidiaries (other than Hudbay Permitted Liens).

(vi) Each of Hudbay and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii) There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from Hudbay or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(viii) None of Hudbay or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom Hudbay or its Subsidiary, as the case may be, was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has Hudbay or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(ix) Hudbay and its Subsidiaries have complied in all material respects with the transfer pricing (including any contemporaneous documentation provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law)).

(x) There are no circumstances existing which could result the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Hudbay or any of its Subsidiaries. Except as in accordance with past practices, Hudbay and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if as a result any material amount could be included in the income of Hudbay or its Subsidiaries for any period ending after the Effective Date.

(xi) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (A) Hudbay is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian Corporation" and (B) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a "taxable Canadian corporation".

(y) Insurance. All insurance maintained by Hudbay or any of its Subsidiaries is in full force and effect and in good standing, and neither Hudbay nor its Subsidiaries are in default, whether as to payment of premium or otherwise, and such insurance is reasonable and prudent in light of the size of Hudbay and its Subsidiaries and the nature of its business and operations.

(z) Non-Arm's Length Transactions. Other than (i) as disclosed in the Hudbay Public Documents, (ii) the sale of the Lordsburg property to American Copper Development Corporation and (iii) employment or compensation agreements entered into in the ordinary course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by or to Hudbay or its Subsidiaries) between Hudbay or its Subsidiaries, on the one hand, and any (i) officer or director of Hudbay or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of Hudbay, beneficial owner of 10% or more of the voting securities of Hudbay, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(aa) Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Hudbay Material Adverse Effect:

(i) since January 1, 2021, all facilities and operations of Hudbay and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii) Hudbay and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Hudbay Mineral Interests and to conduct their respective business as they are now being conducted;

(iii) to the knowledge of Hudbay, no Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Hudbay and its Subsidiaries and, to the knowledge of Hudbay, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv) neither Hudbay nor any of its Subsidiaries is subject to or has received notice of any proceeding, application, order or directive from any Governmental Entity which relates to environmental matters and which may require any material work, repairs, construction or expenditures; and

(v) to the knowledge of Hudbay, there are no changes in the status, terms or conditions of any Environmental Permits held by Hudbay or any or its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Hudbay or its Subsidiaries following the Effective Date.

(bb) Material Contracts. Hudbay and each of its Subsidiaries has complied in all material respects with all the terms of all Contracts that are material to Hudbay and its Subsidiaries, taken as a whole (the "Hudbay Material Contracts"). Neither Hudbay nor any of its Subsidiaries is in breach of, or default under, any Hudbay Material Contract to which it is a party or bound, nor does Hudbay have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to be, or result in, a Hudbay Material Adverse Effect. As of the date hereof, neither Hudbay nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Hudbay, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any Hudbay Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to be, or result in, a Hudbay Material Adverse Effect. All the Hudbay Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Hudbay (or a Subsidiary of Hudbay, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction). Neither Hudbay nor any of its Subsidiaries has received notice that any party to a Hudbay Material Contract intends to cancel, terminate, materially modify or not renew such Hudbay Material Contract.

(cc) Whistleblower Reporting. No employee of Hudbay or any of its Subsidiaries, nor any legal counsel representing Hudbay or any of its Subsidiaries, has reported evidence of a material violation of any Securities Laws, breach of fiduciary duty or similar material violation by Hudbay or any of its Subsidiaries or their respective officers, directors, employees, agents or independent contractors to Hudbay's management, or audit committee (or other committee designated for such purpose) of the Hudbay Board.

(dd) Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Hudbay or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or restricting any acquisition of property by Hudbay or any such Subsidiary or the conduct of business by Hudbay or any such Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Hudbay Material Adverse Effect.

(ee) Brokers. Except for the fees to be paid to the Hudbay Financial Advisors pursuant to an engagement letter with Hudbay, none of Hudbay, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees on behalf of Hudbay or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

(ff) Corrupt Practices Legislation.

(i) Neither Hudbay, its Subsidiaries and affiliates, nor, to Hudbay's knowledge, any of their Representatives or other Persons acting on behalf of Hudbay or any of its Subsidiaries has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of Hudbay or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A) influencing any action or decision of such person in such person's official capacity, including a decision to fail to perform such person's official function in order to obtain or retain an advantage in the course of business;

(B) inducing such person to use such person's influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Hudbay or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C) where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Hudbay or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.

(ii) None of Hudbay, its Subsidiaries, nor any of their respective Representatives has, directly or indirectly, taken any action that is or would be otherwise inconsistent with or prohibited by or would cause Hudbay or one of its Subsidiaries to be in violation of Applicable Anti-Corruption Law. Neither Hudbay nor its Subsidiaries, nor their respective Representatives, has violated any Applicable Anti-Corruption Law and, to the knowledge of Hudbay, no condition or circumstances exist that would form the basis of any such allegations.

(iii) All contracts and arrangements between Hudbay or one of its Subsidiaries and any other Person are in compliance with Applicable Anti-Corruption Laws. Since January 1, 2022, Hudbay and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iv) None of Hudbay or its Subsidiaries nor any of its directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation that concluded that Hudbay or one of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti-corruption, antibribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(v) Hudbay and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with Applicable Anti-Corruption Law.

(gg) Sanctions.

(i) Neither Hudbay, nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of Hudbay, any agents or persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii) None of Hudbay, any of its Subsidiaries or, to the knowledge of Hudbay, any director, officer, employee or agent of Hudbay or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Russia, Crimea, Cuba, Iran, North Korea, and Syria.

(iii) Hudbay, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of Hudbay, the agents of Hudbay and its Subsidiaries are in compliance with all applicable Sanctions in all material respects. Hudbay and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(iv) Hudbay represents and covenants that for the past five years, neither Hudbay nor any of its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(hh) Funds Available. Hudbay has, and at the Effective Time will have, sufficient funds available (on hand or through capacity under senior secured revolving credit facilities of Hudbay as described in the Hudbay Public Documents) to redeem the Company Bonds in accordance with their terms if required to redeem the Company Bonds pursuant to such credit facilities.

(ii) Freely Tradeable Securities. The Consideration Shares and Hudbay Replacement Options to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, Australian Securities Laws, U.S. Securities Laws and the state securities laws of each U.S. state where holders entitled to receive such shares are located. Such securities shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended. The Consideration Shares shall (i) not be subject to any "hold period" resale restrictions under National Instrument 45-102 - Resale of Securities, (ii) not be subject to any sale restrictions under Australian Securities Laws, and (iii) be listed and posted for trading on the TSX and the NYSE.

(jj) Australian Securities Laws. The making of the offer to issue Consideration Shares to Company Shareholders and Hudbay Replacement Options to holders of Company Options resident in Australia pursuant to the Arrangement does not breach any provision or regulation of Australian Securities Laws.

(kk) Use of Short Form Prospectus. Hudbay meets the general eligibility requirements for the use of a short form prospectus under National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators.

(ll) Investment Canada Act. Hudbay is not, and will not at the Effective Time be, a non-Canadian within the meaning of the Investment Canada Act and the regulations promulgated thereunder, as now in effect and as they may be promulgated or amended from time to time.

4.2 Survival of Representations and Warranties

The representations and warranties of Hudbay contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as required by Law or any Governmental Entity; (ii) in order to comply with any COVID-19 Measure; (iii) with the prior written consent of Hudbay (not to be unreasonably withheld, conditioned or delayed); (iv) as set out in Schedule 5.1 of the Company Disclosure Letter; or (v) as otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement:

(a) the Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain their respective facilities in, the ordinary course and to use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organization, assets, properties (including the Company Mineral Interests) and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees and Governmental Entities having business relationships with them;

(b) without limiting the generality of Section 5.1(a), the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) other than as required by the terms of any Company Equity Incentive Plan or written employment agreement, issue, sell, grant, award, pledge or dispose of or agree to issue, sell, grant, award, pledge or dispose of, any Company Shares, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Company Incentive Awards), other than pursuant to the exercise or settlement of any Company Incentive Awards that are outstanding as of the date hereof in accordance with their terms;

(ii) amend the articles or other constating documents of the Company and its Subsidiaries or the terms of any securities of the Company or any of its Subsidiaries;

(iii) declare, set aside or pay any dividend or other distribution to Company Shareholders (whether in cash, securities or property or any combination thereof) in respect of any Company Shares or the securities of any of its Subsidiaries, other than (A) the declaration and payment of a dividend payable in cash so long as the dividend gives rise to an adjustment in Consideration in accordance with Section 2.13, and (B) for certainty, the payment of any interest on the Company Bonds in accordance with their terms;

(iv) [Redacted - Commercially Sensitive];

(v) split, combine or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries;

(vi) redeem, purchase or offer to purchase any Company Shares or other securities of the Company or any shares or other securities of its Subsidiaries, other than pursuant to the settlement of any Company Incentive Awards that are outstanding as of the date hereof in accordance with their terms;

(vii) except in connection with a Pre-Acquisition Reorganization, reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;

(viii) [Redacted - Commercially Sensitive];

(ix) reduce the stated capital of the shares of the Company or of any of its Subsidiaries;

(x) except as disclosed in Schedule 5.1(b)(x) of the Company Disclosure Letter, sell, pledge, lease, dispose of, mortgage, licence, permit a Lien (other than a Company Permitted Lien) to be created on or agree to sell, pledge, dispose of, mortgage, licence, permit a Lien (other than a Company Permitted Lien) to be created on or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $3,500,000 in the aggregate, other than sales of inventory, equipment or obsolete assets in the ordinary course;

(xi) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person, other than acquisitions of assets, equipment and supplies in the ordinary course that do not exceed 115% of the amounts budgeted for such acquisitions in the Company Budget and, for certainty, excluding capital expenditures permitted by Section 5.1(b)(xxiv);

(xii) except in the ordinary course or as required by the terms of the Company Bonds, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee or otherwise become responsible for, the obligations of any other Person or make any loans or advances to any Person that is not a wholly-owned Subsidiary of the Company;

(xiii) adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of the Company or any of its Subsidiaries;

(xiv) except as set out in Schedule 5.1(b)(xiv) of the Company Disclosure Letter, pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due;

(xv) waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course, (A) any existing material contractual rights in respect of any Company Mineral Interests, or (B) any material Authorization, lease, concession, contract or other document;

(xvi) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or planned to be conducted;

(xvii) other than as disclosed in Schedule 5.1(b)(xvii), in the ordinary course, in accordance with this Agreement or the Plan of Arrangement, or as is necessary to comply with applicable Laws or the current terms of any Contracts or Company Benefit Plans: (A) grant to any Company Employee an increase in compensation in any form, or grant any general salary increase; (B) make any loan to any Company Employee (other than expense reimbursements in the ordinary course); (C) take any action with respect to the grant of any severance, retention, change of control or bonus to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee; (D) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or Company Employees or former directors or former Company Employees; (E) increase bonus levels or other benefits payable to any director or executive officer; (F) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including stock options); (G) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (H) hire or engage, or amend the terms of employment or engagement of, any Company Employee or independent contractor with total annual remuneration exceeding $200,000;

(xviii) enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course;

(xix) materially change the business carried on by the Company and its Subsidiaries, as a whole;

(xx) amend its accounting policies or adopt new accounting policies except as required by concurrent changes in IFRS;

(xxi) enter into any Contract or series of Contracts, other than in the ordinary course, resulting in a new Contract or series of related new Contracts having a term in excess of 12 months and that would not be terminable by the Company or its Subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose financial obligations on the Company or any of its Subsidiaries in excess of $3,500,000 in the aggregate over the term of the Contract;

(xxii) (A) except in the ordinary course, alter, amend, or otherwise modify or supplement, or waive any material provision or condition of, any Material Contract or (B) enter into any Company Standstill Agreement;

(xxiii) not enter into or renew any agreement, contract, lease, licence or other binding obligation of the Company or its Subsidiaries containing (1) any limitation or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hudbay or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Hudbay or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hudbay or its Subsidiaries, to solicit customers or employees; or

(xxiv) except as disclosed in Schedule 5.1(b)(xxiv) of the Company Disclosure Letter, not incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures involving payments in excess of 115% of the amounts budgeted for such capital expenditures in the Company Budget in the aggregate;

(c) except as contemplated by Section 5.15, the Company shall use its commercially reasonable efforts to cause its and its Subsidiaries' current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) the Company and each of its Subsidiaries shall:

(i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii) timely withhold, collect, remit and pay all Taxes which are required to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii) not make, change or rescind any material election, information, return or designation relating to Taxes, except as may be required by applicable Laws;

(iv) not amend or change any of its methods for reporting income deductions or accounting for Tax purposes, except as may be required by applicable Laws;

(v) not make a request for a Tax ruling, voluntarily disclose any potential or actual Tax issue to any taxing authority, or enter into or amend any agreement with any taxing authorities, or consent to any extension or waiver of any limitation period with respect to Taxes;

(vi) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes affecting the Company or any of its Subsidiaries (other than the payment, discharge or satisfaction of liabilities reflected in or reserved against in the audited consolidated financial statements of the Company for the year ended December 31, 2022);

(vii) except in connection with this Agreement, not knowingly make or modify any agreement in respect of, or agree to take any action that could affect the interpretation of, any Tax matters with any Governmental Entity;

(viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement;

(ix) not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2021, except as may be required by applicable Laws; and

(x) keep Hudbay reasonably informed of any material events, discussions, correspondence or other action with respect to any Tax audit, investigation or assessment;

(e) if permitted by the terms and conditions of the Company Bonds, issue conditional notices of defeasance and/or conditional redemption notices (in each case, conditioned on the Arrangement becoming effective) to the holders thereto as may be requested by Hudbay; and

(f) the Company shall not authorize, agree or otherwise commit to do any of the matters otherwise prohibited by this Section 5.1.

5.2 Covenants of the Company Relating to the Arrangement

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with Hudbay in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and the Company shall, and shall cause its Subsidiaries to:

(a) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;

(b) use its commercially reasonable efforts to obtain all third party consents, approvals and notices required under any of the Material Contracts;

(c) defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(e) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws;

(f) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(g) promptly notify Hudbay of:

(i) any Company Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or

(iii) any material proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries in connection with this Agreement or the Arrangement.

5.3 Covenants of Hudbay Regarding the Conduct of Business

Hudbay covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as required by Law or any Governmental Entity; (ii) in order to comply with any COVID-19 Measure; (iii) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); or (iv) as otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement:

(a) Hudbay shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain their respective facilities in, the ordinary course and to use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organization, assets, properties (including the Hudbay Mineral Interests) and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees and Governmental Entities having business relationships with them;

(b) without limiting the generality of Section 5.3(a), Hudbay shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) issue, sell, grant, award, pledge or dispose of or agree to issue, sell, grant, award, pledge or dispose of, any Hudbay Shares, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Hudbay Shares, other than (A) in the ordinary course, and/or (B) as contemplated in Section 5.3(b)(viii);

(ii) amend the articles or other constating documents of Hudbay or the terms of any securities of Hudbay that could reasonably be expected to prevent or delay the consummation the transactions contemplated hereby;

(iii) split, consolidate or reclassify any Hudbay Shares or undertake any other capital reorganization, or declare, set aside or pay any dividend or other distribution to Hudbay Shareholders in excess of the Permitted Dividend (whether in cash, securities or property or any combination thereof) in respect of any Hudbay Shares, other than the declaration and payment of a dividend payable in cash so long as the dividend gives rise to an adjustment in Consideration in accordance with Section 2.13;

(iv) redeem, purchase or offer to purchase any Hudbay Shares;

(v) reorganize, amalgamate or merge Hudbay with any other Person;

(vi) reduce the stated capital of the Hudbay Shares;

(vii) sell, pledge, lease, dispose of, mortgage, licence, permit a Lien  to be created on or agree to sell, pledge, dispose of, mortgage, licence, permit a Lien to be created on or otherwise transfer any assets of Hudbay or any of the Hudbay Material Subsidiaries that could reasonably be expected to prevent or delay the consummation the transactions contemplated hereby;

(viii) [Redacted - Commercially Sensitive];

(ix) adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of Hudbay or any of the Hudbay Material Subsidiaries;

(x) materially change the business carried on by the Company and its Subsidiaries, as a whole;

(xi) pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due other than (A) in the ordinary course; or (B) for an aggregate amount of no greater than US$15,000,000;

(xii) waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course, (A) any existing material contractual rights in respect of any Hudbay Mineral Interests, or (B) any material Authorization; or

(xiii) amend its accounting policies or adopt new accounting policies except as required by concurrent changes in IFRS; and

(c) Hudbay shall not authorize, agree or otherwise commit to do any of the matters otherwise prohibited by this Section 5.3.

5.4 Covenants Relating to the Consideration Shares

Hudbay shall (a) apply for and use commercially reasonable efforts to obtain approval of the listing for trading on the NYSE, and conditional approval for the listing for trading on the TSX, by the Effective Time of the Hudbay Shares issuable pursuant to the Arrangement, subject to (i) in the case of the NYSE, official notice of issuance, and (ii) in the case of the TSX, the satisfaction of customary conditions, and (b) to the extent required by Australian Securities Laws, do all things necessary to ensure that the Hudbay Shares issuable pursuant to the Arrangement to Company Shareholders resident in Australia are exempt from the prospectus requirements under Australian Securities Laws and will be freely tradeable shares immediately following the Effective Time. The Company shall use commercially reasonable efforts to cooperate with Hudbay in connection with the foregoing, including by providing information reasonably requested by Hudbay in connection therewith. For the avoidance of doubt, unless Hudbay otherwise agrees in writing, Hudbay is not required or obliged under this Agreement or the Arrangement to seek listing on ASX.

5.5 Covenants of Hudbay Regarding Blue-Sky Laws

Hudbay shall use its commercially reasonable efforts to ensure that the Consideration Shares and Hudbay Replacement Options shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

5.6 Covenants of the Company Regarding ASX Delisting

The Company shall, as promptly as practicable after the date of this Agreement:

(a) file with ASX a request for removal from the official list of ASX, on the basis that such removal shall occur subject to and following completion of the Arrangement; and

(b) in connection with the filing set out in Section 5.6(a), use reasonable commercial efforts to satisfy any conditions that are imposed by ASX (including those conditions set out in ASX Guidance Note 33) in connection with a request for removal from the official list of ASX, including sending a written or electronic communication to each Australian security holder in form and substance satisfactory to ASX and the Company, acting reasonably.

5.7 Covenants of Hudbay Relating to the Arrangement

Hudbay covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall and shall cause its Subsidiaries to perform all obligations required to be performed by Hudbay or any of its Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and Hudbay shall, and shall cause its Subsidiaries to:

(a) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;

(b) defend all lawsuits or other legal, regulatory or other proceedings against Hudbay challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(d) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws;

(e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f) promptly notify the Company of:

(i) any Hudbay Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Hudbay Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or

(iii) any material proceedings commenced or, to the knowledge of Hudbay, threatened against, relating to or involving or otherwise affecting Hudbay or any of its Subsidiaries in connection with this Agreement or the Arrangement.

5.8 Regulatory Approvals

(a) The Parties shall use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to obtain the Regulatory Approvals as promptly as practicable after the date of this Agreement and, in any event, in order to allow the Effective Time to occur before the Outside Date; provided, however, nothing in this Agreement shall require either Party or its Subsidiaries to (i) propose, negotiate, effect or agree to, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture, license or other disposition of any assets or businesses of Hudbay or the Company or their respective Subsidiaries or otherwise take any action that prohibits or limits the Parties' freedom of action with respect to, or the Parties' ability to own, retain, control, operate or exercise full rights of ownership with respect to any of the businesses or assets of Hudbay, the Company or their respective Subsidiaries, or (ii) defend any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) by any Person under any Law or seeking to have any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned.

(b) Without limiting the generality of Section 5.8(a), the Parties agree that, with respect to the Competition Act Approval, as promptly as practicable, and no later than 10 business days after the date of this Agreement or such other date as the Parties may reasonably agree, (1) Hudbay shall prepare and file with the Commissioner with respect to the transactions contemplated by this Agreement a request for an advance ruling certificate under Section 102 of the Competition Act or, in the alternative, a No-Action Letter and a waiver under s. 113(c) of the Competition Act, and (2) Hudbay and the Company shall each prepare and file with the Commissioner a pre-merger notification under Part IX of the Competition Act with respect to the transactions contemplated by this Agreement.

(c) All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be paid by Hudbay.

(d) With respect to obtaining the Regulatory Approvals, each of Hudbay and the Company shall cooperate and coordinate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(i) subject to the terms of Section 5.8(a), no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party;

(ii) the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such material submissions, correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that information indicated by either Party to be competitively sensitive may be provided only to the external legal counsel of the Parties;

(iii) each Party shall cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with obtaining the Regulatory Approvals, and shall promptly provide or submit all documentation and information that is required by Law or a Governmental Entity, requested by any Governmental Entity, or necessary or advisable in the opinion of the Parties, acting reasonably, in connection with obtaining the Regulatory Approvals;

(iv) each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that where competitively sensitive information may be discussed or communicated, a Party may allow only the external legal counsel for the other Party to participate in the meeting or receive the communication; and

(v) each Party shall make available its Representatives, on the reasonable request of the other Party and its counsel, to assist in obtaining the Regulatory Approvals, including by (i) providing strategic input, including on any materials prepared for obtaining the Competition Act Approval, and (ii) responding promptly to requests for support, documents, information, comments or input where reasonably requested by the other Party in connection with the Regulatory Approvals.

(e) The Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(f) Hudbay shall determine and direct all matters and efforts related to the obtaining of the Competition Act Approval, provided that Hudbay shall consider the views and input of the Company with respect thereto in good faith and give reasonable consideration to such views and input.

5.9 Resignations

Subject to Section 2.19, the Company shall use commercially reasonable efforts to  obtain and deliver to Hudbay at the Effective Time (a) the resignations and mutual releases, effective as of the Effective Time, of all of the directors of the Company and its Subsidiaries requested by Hudbay, in each case, substantially in the form and content of Schedule D hereto, and (b) separation agreements, effective as of the Effective Time, with each member of senior management who will be terminated by the Company as of the Effective Time on terms and conditions acceptable to the Company, Hudbay and the applicable member of management, each acting reasonably, provided that each such separation agreement shall (i) be conditional upon consummation of the Arrangement; (ii) be effective as at the Effective Time; (iii) provide for the severance payments payable to such member of management pursuant to such member of management's employment or consulting arrangements with the Company and applicable Law; and (iv) contain a mutual release substantially with the content of the mutual release contained in Schedule D hereto.

5.10 Employee Matters

The Parties acknowledge that the Arrangement will result in a "change in control" (or a term of similar import) for purposes of the Company Equity Incentive Plans and any employment agreements of the Company Employees. After the Effective Time, Hudbay covenants and agrees to cause the Company and any successor to the Company, to honour and comply in all material respects with the terms of all existing employment, consulting, indemnification, change in control, severance, termination or other compensation arrangements and employment and severance obligations of the Company and any of its Subsidiaries that were entered into prior to the date of this Agreement in the ordinary course (or have been disclosed to Hudbay in Schedule 3.1(s) of the Company Disclosure Letter). Subject to Section 2.19, nothing in this Agreement shall confer upon any person any right to continue in the employ or service of Hudbay, the Company or any of their respective Subsidiaries, or affect in any way the right of Hudbay, the Company or any of their respective Subsidiaries to terminate his, her or its employment or service, as applicable, at any time.

5.11 Pre-Acquisition Reorganization

(a) The Company agrees that, upon request by Hudbay, the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to, (a) effect such reorganizations of the Company's or its Subsidiaries' business, operations and assets or such other transactions as Hudbay may request, acting reasonably (each a "Pre-Acquisition Reorganization"), (b) co-operate with Hudbay and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; and (c) reasonably cooperate with Hudbay and its advisors to seek to obtain any consents, approvals, waivers or authorizations reasonably required in connection with the Pre-Acquisition Reorganization; provided, however, that the Pre-Acquisition Reorganizations (i) are not prejudicial to the Company or the Company Shareholders and do not result in Taxes being imposed on, or any adverse Tax or other consequences to, Company Shareholders or holders of Company Incentive Awards incrementally greater than the Taxes or other consequences to such Party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; (ii) do not require the Company to obtain the approval of the Company Shareholders and do not require Hudbay to obtain the approval of the Hudbay Shareholders; (iii) do not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (iv) do not impair, impede or delay the consummation of the Arrangement; (v) do not unreasonably interfere in the operations of the Company and its Subsidiaries prior to the Effective Time; (vi) do not result in any breach by the Company or any of its Subsidiaries of any Contract or Authorization or any breach by the Company of the Company's constating documents or by any of its Subsidiaries of their respective organization documents or Law; (vii) are to be completed as close as reasonably practicable prior to the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company or any of its Subsidiaries in any manner; (viii) are not required to be completed unless and until Hudbay has irrevocably confirmed in writing that all of the conditions in favor of Hudbay in Article 6 have been either satisfied or waived and that Hudbay is prepared to promptly and without condition proceed with the completion of the Arrangement; and (ix) do not require any director, Company Employee or agent of the Company to take any action in any capacity other than as a director, Company Employee or agent of the Company.

(b) Hudbay shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least fifteen (15) business days prior to the anticipated Effective Time. Upon receipt of such notice, Hudbay and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

(c) Hudbay agrees that any action (and the result of any action) taken by or on behalf of the Company or its Subsidiaries in furtherance of or respect of a Pre-Acquisition Reorganization shall be deemed not to result in any breach of any representation, warranty, covenant or closing condition herein (including where any such Pre-Acquisition Reorganization requires the consent of any third party).

(d) If Hudbay does not acquire all of the Company Shares, Hudbay shall:

(i) reimburse the Company and its Subsidiaries for all Taxes, costs and expenses, including reasonable legal fees and disbursements incurred by the Company or its Subsidiaries in respect of a Pre-Acquisition Reorganization, and including all amounts relating to the considering, effecting, voiding, reversing or unwinding of a Pre-Acquisition Reorganization; and

(ii) indemnify and save harmless the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in respect of or as a result of a Pre-Acquisition Reorganization, or to reverse or unwind any Pre-Acquisition Reorganization.

5.12 Filings

The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act or sections 1079.8.5 to 1079.8.6.4 of the Taxation Act (Québec) (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.

5.13 Taxation of Company Options

The Parties acknowledge that no deduction will be claimed in computing the taxable income under the Tax Act of the Company or any Person not dealing at arm's length with the Company (including Hudbay) in respect of any payment made pursuant to the Plan of Arrangement in respect of Company Options or Hudbay Replacement Options to a holder of Company Options or Hudbay Replacement Options (as applicable) who is a resident of Canada or who is employed in Canada for purposes of the Tax Act to the extent that the deduction under paragraph 110(1)(d) of the Tax Act may otherwise be available to such holder of Company Options or Hudbay Replacement Options (as applicable), and the Company and each applicable Person not dealing at arm's length with the Company shall: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act and otherwise comply with the requirements of such subsection in respect of the cash payments made in exchange for the surrender or termination of such Company Options or Hudbay Replacement Options; and (b) provide evidence in writing of such election to such holders as contemplated by the Tax Act.

5.14 Access to Information; Confidentiality

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford to Hudbay and to its Representatives such access as Hudbay may reasonably require at all reasonable times, to the Company's officers, employees, agents, properties, books, records and contracts, and shall furnish Hudbay with all data and information as Hudbay may reasonably request. Without limiting the foregoing, during such period, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford Hudbay and its Representatives such access to the Company Employees, the Company Property, the assets of the Company and its Subsidiaries and the data, information and records (including data, information and records relating to Company Employees and such monthly reports with respect to the operations of the Company and its Subsidiaries as Hudbay may reasonably request) as is reasonably necessary in order for Hudbay to observe the Company's operations, to facilitate the closing of the Arrangement and the transition of the business of the Company and its Subsidiaries to Hudbay, including the right to have Representatives of Hudbay on-site at the Company's mines and processing facilities on the Company Property from time to time at Hudbay's request; and instruct the Representatives of the Company and its Subsidiaries to cooperate with Hudbay and its Representatives in its exercise of such rights; provided that any such access shall be during normal business hours upon reasonable advance notice to the Company, under the supervision of the Company's personnel and in such a manner as not to interfere with the conduct of the Company's business or any other businesses of the Company. All such access shall be at the sole risk of Hudbay and its Representatives, and Hudbay shall comply with and cause its Representatives to comply with all of the Company's policies with regard to health and safety while visiting any mines or processing facilities on the Company Property.

(b) Hudbay and the Company acknowledge and agree that information furnished pursuant to this Section 5.14 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.15 Insurance and Indemnification

(a) Prior to the Effective Date, the Company shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Hudbay will, or will cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that (i) Hudbay shall not be required to pay any amounts in respect of such coverage prior to the Effective Time, and (ii) the cost of such policy shall not exceed 300% of the Company's current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries (such amount, the "Base Premium"); provided further that if such insurance can only be obtained at a premium in excess of the Base Premium, the Company may purchase such insurance at such excess premium only on commercially reasonable terms and market-based pricing following consultation in good faith with Hudbay and Hudbay's consent (not to be unreasonably withheld, conditioned or delayed).

(b) Hudbay agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c) If the Company or Hudbay or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or Hudbay, as the case may be, shall assume all of the obligations of the Company or Hudbay, as applicable, set forth in this Section 5.15.

(d) The provisions of this Section 5.15 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 5.15 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:

(a) the Arrangement Resolution shall have been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order;

(b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or Hudbay, each acting reasonably, on appeal or otherwise;

(c) the Share Issuance Resolution shall have been approved and adopted by the Hudbay Shareholders at the Hudbay Meeting;

(d) no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or Hudbay from consummating the Arrangement;

(e) (x) the Consideration Shares and Hudbay Replacement Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and (y) such Consideration Shares and Hudbay Replacement Options shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and subject only to restrictions on transfer applicable solely as a result of the holder being, or within the last 90 days having been, an affiliate (as defined in Rule 144 under the U.S. Securities Act) of Hudbay or except as disclosed in the Joint Circular;

(f) the distribution of the Consideration Shares and Hudbay Replacement Options shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws;

(g) the Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions);

(h) the Competition Act Approval shall have been obtained and such Competition Act Approval shall be in force and shall not have been modified or rescinded; and

(i) this Agreement shall not have been terminated in accordance with its terms.

6.2 Additional Conditions Precedent to the Obligations of Hudbay

The obligation of Hudbay to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Hudbay and may be waived by Hudbay, in whole or in part, at any time):

(a) all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and Hudbay shall have received a certificate of the Company addressed to Hudbay and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as of the Effective Date;

(b) (i) the representations and warranties of the Company set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Sections 3.1(a) [Organization and Qualification], 3.1(b) [Authority Relative to this Agreement], 3.1(c)(i)(A)(1) [No Conflict] and 3.1(t)(v) [Absence of Certain Changes or Events - No Company Material Adverse Effect] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of the Company set forth in Sections 3.1(d) [Subsidiaries], 3.1(g) [Capitalization and Listing] and 3.1(ii) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Hudbay shall have received a certificate of the Company addressed to Hudbay and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same;

(c) between the date hereof and the Effective Time, there shall not have occurred a Company Material Adverse Effect;

(d) there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity in Canada that is reasonably likely to result in a prohibition or restriction on the acquisition by Hudbay of any Company Shares, or any restriction or prohibition of the consummation of the transactions contemplated by the Arrangement; and

(e) Dissent Rights shall not have been exercised (or, if exercised, not withdrawn) with respect to more than 10% of the issued and outstanding Company Shares.

6.3 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company, in whole or in part, at any time):

(a) all covenants of Hudbay under this Agreement to be performed on or before the Effective Time shall have been duly performed by Hudbay in all material respects and the Company shall have received a certificate of Hudbay, addressed to the Company and dated the Effective Date, signed on behalf of Hudbay by two of its senior executive officers (on Hudbay's behalf and without personal liability), confirming the same as of the Effective Date;

(b) (i) the representations and warranties of Hudbay set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Hudbay Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Hudbay Material Adverse Effect; (ii) the representations and warranties of Hudbay set forth in Sections 4.1(a) [Organization and Qualification], 4.1(b) [Authority Relative to this Agreement], 4.1(c)(i)(A)(1) [No Conflict], and 4.1(s)(v) [Absence of Certain Changes or Events - No Hudbay Material Adverse Effect] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of Hudbay set forth in Sections 4.1(d) [Subsidiaries], 4.1(g) [Capitalization and Listing] and 4.1(ee) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and the Company shall have received a certificate of Hudbay addressed to the Company and dated the Effective Date, signed on behalf of Hudbay by two senior executive officers of Hudbay (on Hudbay's behalf and without personal liability), confirming the same;

(c) Hudbay shall have (i) deposited, or caused to be deposited, with the Depositary sufficient Hudbay Shares to satisfy its obligations under Section 2.12, and the Depositary shall have confirmed to the Company its receipt of such Hudbay Shares, and (ii) advanced the Purchaser Loan to the Company in accordance with its obligations under Section 2.10(c);

(d) the offer of the Consideration Shares to Company Shareholders and Hudbay Replacement Options to holders of Company Options resident in Australia shall be compliant with or shall otherwise be exempt from the prospectus requirements of applicable Australian Securities Laws and such Consideration Shares and Hudbay Replacement Options shall not be subject to resale restrictions under applicable Australian Securities Laws;

(e) the Company Director Nominees shall have been appointed to the Hudbay Board effective as of 11:59 p.m. on the Effective Date; and

(f) between the date hereof and the Effective Time, there shall not have occurred a Hudbay Material Adverse Effect.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Hudbay and the Depositary, all Hudbay Shares held in escrow by the Depositary pursuant to Section 2.12 shall be released from escrow at the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 7
ADDITIONAL AGREEMENTS OF THE COMPANY REGARDING
ACQUISITION PROPOSALS

7.1 Non-Solicitation by the Company

(a) Except as expressly provided in this Article 7, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize any of their respective Representatives to:

(i) solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii) engage or participate in any discussions or negotiations with any Person (other than Hudbay or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Company may (A) advise any Person of the restrictions of this Agreement, (B) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Company Superior Proposal, and (C) advise any Person making an Acquisition Proposal that the Company Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Company Superior Proposal;

(iii) make a Change in Recommendation;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days following such public announcement or disclosure will not be considered to be in violation of this Section 7.1 provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five business day period (or, in the event that the Company Meeting is scheduled to occur within such five business day period, not later than the third business day prior to the date of the Company Meeting)); or

(v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.3).

(b) The Company shall, and shall cause its Subsidiaries and direct their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than Hudbay or its affiliates) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection therewith, the Company will discontinue access to any of its and its Subsidiaries' confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by this Agreement) and shall as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding the Company and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights). The Company shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 7.1(b)), or terminate, modify, amend or waive the terms thereof.

7.2 Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives (x) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or (y) any request for non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, then the Company shall promptly notify Hudbay orally and then as soon as reasonably practicable thereafter (and, in any event, within 24 hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request and shall indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof and shall provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and copies of all material written communications (and a summary of all substantive discussions) related thereto. The Company shall keep Hudbay promptly informed of the status, including any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request.

7.3 Responding to Acquisition Proposals

Notwithstanding Section 7.1, if, prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company receives a bona fide written Acquisition Proposal, the Company may (x) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, and (y) provide such Person or group of Persons non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary, if and only if:

(a) the Company Board first determines, in good faith after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Company Superior Proposal and has provided Hudbay with written notice of such determination;

(b) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Company (it being acknowledged by Hudbay that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 7.3(b));

(c) such Acquisition Proposal did not result from a breach of Section 7.1 by the Company in any material respect; and

(d) prior to providing any such copies, access or disclosures, (i) the Company enters into a confidentiality and standstill agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) the Company provides Hudbay with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to Hudbay.

7.4 Superior Proposals and Right to Match

(a) Notwithstanding anything to the contrary in this Agreement, if, prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company receives a written Acquisition Proposal that the Company Board (after receiving advice from its financial advisors and outside legal counsel) determines in good faith constitutes a Company Superior Proposal, the Company Board may make a Change in Recommendation and/or enter into a definitive agreement (a "Proposed Agreement") with respect to such Company Superior Proposal if and only if:

(i) such Acquisition Proposal did not result from a breach of Section 7.1 by the Company in any material respect;

(ii) the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Company (it being acknowledged by Hudbay that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 7.4(a)(ii));

(iii) the Company has provided Hudbay with a notice in writing (a "Superior Proposal Notice"), which notice shall contain (A) the determination of the Company Board that such Acquisition Proposal constitutes a Company Superior Proposal, (B) the value in financial terms that the Company Board has determined should be ascribed to any non-cash consideration offered under such Company Superior Proposal, (C) a copy of any Proposed Agreement relating to such Company Superior Proposal, and (D) copies of any material financing documents provided to the Company in connection therewith (with customary redactions);

(iv) at least five business days (the "Matching Period") shall have elapsed from the date that Hudbay received the Superior Proposal Notice from the Company;

(v) during the Matching Period, Hudbay shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with Section 7.4(b);

(vi) after the Matching Period, the Company Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that such Acquisition Proposal continues to constitute a Company Superior Proposal compared to any proposed amendments to the terms of the Arrangement by Hudbay; and

(vii) prior to or concurrently with entering into such Proposed Agreement, the Company shall have terminated this Agreement pursuant to Section 9.2(a)(iv)(D) and shall have paid to Hudbay the Company Termination Payment pursuant to Section 9.4(c)(ii).

(b) The Company acknowledges and agrees that, during the Matching Period or such longer period as the Company may approve for such purpose, (i) Hudbay shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement, (ii) the Company shall negotiate in good faith with Hudbay to enable Hudbay to make such amendments to the terms of the Arrangement as would enable Hudbay to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the Company Board shall review any proposal by Hudbay to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Company Superior Proposal ceasing to constitute a Company Superior Proposal compared to the proposed amendments to the terms of the Arrangement. If the Company Board determines that such Acquisition Proposal would cease to constitute a Company Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, the Company and Hudbay will promptly amend this Agreement and the Plan of Arrangement to reflect such proposed amendments.

(c) The Company Board shall promptly reaffirm the Company Board Recommendation by press release after: (i) any Acquisition Proposal which the Company Board determines not to constitute a Company Superior Proposal is publicly announced; or (ii) the Company Board determines that a proposed amendment to the terms of the Arrangement pursuant to Section 7.4(b) would result in any Acquisition Proposal which has been publicly announced no longer constituting a Company Superior Proposal. Hudbay and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

(d) Nothing in this Agreement shall prevent the Company Board from (i) responding through a directors' circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal that it determines is not a Company Superior Proposal, (ii) making disclosure to the Company Shareholders if the Company Board (after receiving advice from its external financial and legal advisors) shall have determined in good faith that the failure to make such disclosure would be expected to be inconsistent with its fiduciary duties or such disclosure is otherwise required by Law (it being understood that, notwithstanding the foregoing, any action that would otherwise constitute a Change in Recommendation hereunder shall constitute such a Change in Recommendation), (iii) calling and holding a meeting of Company Shareholders requisitioned by Company Shareholders in accordance with the BCBCA, or (iv) calling and holding a meeting of Company Shareholders ordered to be held by a court in accordance with Law.

(e) Each successive amendment or modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof, shall constitute a new Acquisition Proposal for the purposes of this Section 7.4.

(f) The Company shall ensure that the Representatives retained by the Company and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of Section 7.1, and the Company shall be responsible for any breach of Section 7.1 by such Representatives.

(g) If the Company provides Hudbay with the notice of an Acquisition Proposal contemplated in this Section 7.1 on a date that is less than five calendar days prior to the Company Meeting, the Company may (and, if requested by Hudbay, the Company shall) adjourn the Company Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date scheduled for the Company Meeting, provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the seventh business day prior to the Outside Date.

ARTICLE 8
ADDITIONAL AGREEMENTS OF HUDBAY REGARDING ACQUISITION PROPOSALS

8.1 Non-Solicitation by Hudbay

(a) Except as expressly provided in this Article 8, Hudbay shall not, and shall cause its Subsidiaries not to, and shall not authorize any of their respective Representatives to:

(i) solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Hudbay or any of its Subsidiaries) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii) engage or participate in any discussions or negotiations with any Person (other than the Company or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that Hudbay may (A) advise any Person of the restrictions of this Agreement, (B) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Hudbay Superior Proposal, and (C) advise any Person making an Acquisition Proposal that the Hudbay Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Hudbay Superior Proposal;

(iii) make a Hudbay Change in Recommendation;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days following such public announcement or disclosure will not be considered to be in violation of this Section 8.1 provided the Hudbay Board has rejected such Acquisition Proposal and affirmed the Hudbay Board Recommendation before the end of such five business day period (or, in the event that the Hudbay Meeting is scheduled to occur within such five business day period, not later than the third business day prior to the date of the Hudbay Meeting)); or

(v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 8.3).

(b) Hudbay shall, and shall cause its Subsidiaries and direct their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Company or its affiliates) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection therewith, Hudbay will discontinue access to any of its and its Subsidiaries' confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by this Agreement) and shall as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding Hudbay and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights). Hudbay shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 8.1(b)), or terminate, modify, amend or waive the terms thereof.

8.2 Notification of Acquisition Proposals

If Hudbay or any of its Subsidiaries or any of their respective Representatives receives (x) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or (y) any request for non-public information relating to Hudbay or any of its Subsidiaries or access to the properties, books or records of Hudbay or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, then Hudbay shall promptly notify the Company orally and then as soon as reasonably practicable thereafter (and, in any event, within 24 hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request and shall indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof and shall provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and copies of all material written communications (and a summary of all substantive discussions) related thereto. Hudbay shall keep the Company promptly informed of the status, including any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request.

8.3 Responding to Acquisition Proposals

Notwithstanding Section 8.1, if, prior to the approval of the Share Issuance Resolution by the Hudbay Shareholders, Hudbay receives a bona fide written Acquisition Proposal, Hudbay may (x) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, and (y) provide such Person or group of Persons non-public information relating to Hudbay or any of its Subsidiaries or access to the properties, books or records of Hudbay or any Subsidiary, if and only if:

(a) the Hudbay Board first determines, in good faith after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Hudbay Superior Proposal and has provided the Company with written notice of such determination;

(b) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with Hudbay (it being acknowledged by the Company that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 8.3(b));

(c) such Acquisition Proposal did not result from a breach of Section 8.1 by Hudbay in any material respect; and

(d) prior to providing any such copies, access or disclosures, (i) Hudbay enters into a confidentiality and standstill agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) Hudbay provides the Company with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to the Company.

8.4 Superior Proposals and Right to Match

(a) Notwithstanding anything to the contrary in this Agreement, if, prior to the approval of the Share Issuance Resolution by the Hudbay Shareholders, Hudbay receives a written Acquisition Proposal that the Hudbay Board (after receiving advice from its financial advisors and outside legal counsel) determines in good faith constitutes a Hudbay Superior Proposal, the Hudbay Board may make a Hudbay Change in Recommendation and/or enter into a definitive agreement (a "Hudbay Proposed Agreement") with respect to such Hudbay Superior Proposal if and only if:

(i) such Acquisition Proposal did not result from a breach of Section 8.1 by Hudbay in any material respect;

(ii) the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with Hudbay (it being acknowledged by the Company that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 8.4(a)(ii));

(iii) Hudbay has provided the Company with a notice in writing (a "Hudbay Superior Proposal Notice"), which notice shall contain (A) the determination of the Hudbay Board that such Acquisition Proposal constitutes a Hudbay Superior Proposal, (B) the value in financial terms that the Hudbay Board has determined should be ascribed to any non-cash consideration offered under such Hudbay Superior Proposal, (C) a copy of any Hudbay Proposed Agreement relating to such Hudbay Superior Proposal, and (D) copies of any material financing documents provided to Hudbay in connection therewith (with customary redactions);

(iv) at least five business days (the "Hudbay Matching Period") shall have elapsed from the date that the Company received the Hudbay Superior Proposal Notice from Hudbay;

(v) during the Hudbay Matching Period, the Company shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with Section 8.4(b);

(vi) after the Hudbay Matching Period, the Hudbay Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that such Acquisition Proposal continues to constitute a Hudbay Superior Proposal compared to any proposed amendments to the terms of the Arrangement by the Company; and

(vii) prior to or concurrently with entering into such Hudbay Proposed Agreement, Hudbay shall have terminated this Agreement pursuant to Section 9.2(a)(iii)(D) and shall have paid to the Company the Hudbay Termination Payment pursuant to Section 9.4(e)(ii).

(b) Hudbay acknowledges and agrees that, during the Hudbay Matching Period or such longer period as Hudbay may approve for such purpose, (i) the Company shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement, (ii) Hudbay shall negotiate in good faith with the Company to enable the Company to make such amendments to the terms of the Arrangement as would enable Hudbay to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the Hudbay Board shall review any proposal by Hudbay to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Hudbay Superior Proposal ceasing to constitute a Hudbay Superior Proposal compared to the proposed amendments to the terms of the Arrangement.  If the Hudbay Board determines that such Acquisition Proposal would cease to constitute a Hudbay Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, Hudbay and the Company will promptly amend this Agreement and the Plan of Arrangement to reflect such proposed amendments.

(c) The Hudbay Board shall promptly reaffirm the Hudbay Board Recommendation by press release after: (i) any Acquisition Proposal which the Hudbay Board determines not to constitute a Hudbay Superior Proposal is publicly announced; or (ii) the Hudbay Board determines that a proposed amendment to the terms of the Arrangement pursuant to Section 8.4(b) would result in any Acquisition Proposal which has been publicly announced no longer constituting a Hudbay Superior Proposal. The Company and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Hudbay, acting reasonably.

(d) Nothing in this Agreement shall prevent the Hudbay Board from (i) responding through a directors' circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal that it determines is not a Hudbay Superior Proposal, (ii) making disclosure to the Hudbay Shareholders if the Hudbay Board (after receiving advice from its external financial and legal advisors) shall have determined in good faith that the failure to make such disclosure would be expected to be inconsistent with its fiduciary duties or such disclosure is otherwise required by Law (it being understood that, notwithstanding the foregoing, any action that would otherwise constitute a Hudbay Change in Recommendation hereunder shall constitute such a Hudbay Change in Recommendation), (iii) calling and holding a meeting of Hudbay Shareholders requisitioned by Hudbay Shareholders in accordance with the Canada Business Corporations Act, or (iv) calling and holding a meeting of Hudbay Shareholders ordered to be held by a court in accordance with Law.

(e) Each successive amendment or modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Hudbay Shareholders or other material terms or conditions thereof, shall constitute a new Acquisition Proposal for the purposes of this Section 8.4.

(f) Hudbay shall ensure that the Representatives retained by the Company and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of Section 8.1, and Hudbay shall be responsible for any breach of Section 8.1 by such Representatives.

(g) If Hudbay provides the Company with the notice of an Acquisition Proposal contemplated in this Section 8.1 on a date that is less than five calendar days prior to the Hudbay Meeting, Hudbay may (and, if requested by the Company, Hudbay shall) adjourn the Hudbay Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date scheduled for the Hudbay Meeting, provided, however, that the Hudbay Meeting shall not be adjourned or postponed to a date later than the seventh business day prior to the Outside Date.

ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER

9.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2 Termination

(a) This Agreement may be terminated at any time prior to the Effective Time:

(i) by mutual written agreement of the Company and Hudbay;

(ii) by either the Company or Hudbay, if:

(A) the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.2(a)(ii)(A) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B) after the date hereof, there shall have been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or Hudbay from consummating the Arrangement and such applicable Law, prohibition or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.2(a)(ii)(B) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement, and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement;

(C) the Company Shareholder Approval shall not have been obtained at the Company Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with the Interim Order, except that the right to terminate this Agreement under this Section 9.2(a)(ii)(C) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under this Agreement has been the cause of, or resulted in, the failure to receive the Company Shareholder Approval; or

(D) the Hudbay Shareholder Approval shall not have been obtained at the Hudbay Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with applicable Law, except that the right to terminate this Agreement under this Section 9.2(a)(ii)(D) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under this Agreement has been the cause of, or resulted in, the failure to receive the Hudbay Shareholder Approval; or

(iii) by Hudbay, if:

(A) (1) the Company Board fails to recommend or withdraws, amends, modifies or qualifies, or proposes publicly to withdraw, qualify, amend or modify, in a manner adverse to Hudbay or fails to publicly reaffirm (without qualification) the Company Board Recommendation within five business days (and in any case prior to the Company Meeting) after having been requested in writing by Hudbay (acting reasonably) to do so or takes no position or a neutral position with respect to a publicly announced or publicly disclosed Acquisition Proposal in respect of the Company for more than five business days after such Acquisition Proposal's public announcement or public disclosure (a "Change in Recommendation"); or (2) the Company shall have breached Section 7.1 in any material respect;

(B) a Company Material Adverse Effect after the date of this Agreement has occurred and is continuing;

(C) subject to compliance with Section 9.3, (x) a breach of any representation or warranty, or (y) failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than in Section 7.1), in each case, shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.2 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that Hudbay is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.3 not to be satisfied; or

(D) prior to the approval of the Share Issuance Resolution, Hudbay wishes to enter into a Hudbay Proposed Agreement with respect to a Hudbay Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 8.3); provided that Hudbay is then in compliance with Article 8 in all material respects and that, prior to or concurrently with such termination, Hudbay pays the Hudbay Termination Payment pursuant to Section 9.4(e); or

(iv) by the Company, if:

(A) (1) the Hudbay Board fails to recommend or withdraws, amends, modifies or qualifies, or proposes publicly to withdraw, qualify, amend or modify, in a manner adverse to the Company or fails to publicly reaffirm (without qualification) the Hudbay Board Recommendation within five business days (and in any case prior to the Hudbay Meeting) after having been requested in writing by the Company (acting reasonably) to do so or takes no position or a neutral position with respect to a publicly announced or publicly disclosed Acquisition Proposal in respect of Hudbay for more than five business days after such Acquisition Proposal's public announcement or public disclosure (a "Hudbay Change in Recommendation"); or (2) Hudbay shall have breached Section 8.1 in any material respect;

(B) a Hudbay Material Adverse Effect after the date of this Agreement has occurred and is continuing;

(C) subject to compliance with Section 9.3, (x) a breach of any representation or warranty, or (y) failure to perform any covenant or agreement on the part of Hudbay set forth in this Agreement (other than in Section 8.1), in each case, shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.3 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.2 not to be satisfied; or

(D) prior to the approval of the Arrangement Resolution, the Company wishes to enter into a Proposed Agreement with respect to a Company Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.3); provided that the Company is then in compliance with Article 7 in all material respects and that, prior to or concurrently with such termination, the Company pays the Company Termination Payment pursuant to Section 9.4(c).

(b) The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

(c) If this Agreement is terminated pursuant to Section 9.1 or Section 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 9.1 as a result of the Effective Time occurring, the provisions of this Section 9.2(c) and Sections 5.11, 5.15, 10.2, 10.3 and 10.11 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter; and (ii) in the event of termination under Section 9.2, the provisions of this Section 9.2(c) and Sections 5.11, 5.15, 9.4, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive; provided that, subject to Section 9.4(f), neither Party shall be relieved or released from any liabilities or damages arising out of fraud or wilful breach by it of any provision of this Agreement.

9.3 Notice and Cure

(a) Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect from the date hereof to the Effective Time; or

(ii) result in the failure to comply with or satisfy any agreement, covenant or condition to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 9.3 shall not limit or otherwise affect the representations, warranties, covenants and agreements of the Parties (or remedies available hereunder to the Party receiving that notice) or the conditions to the obligations of the Parties under this Agreement.

(b) No Party may elect to terminate this Agreement pursuant to the conditions set forth herein or any termination right arising therefrom under Section 9.2(a)(iii)(C) or Section 9.2(a)(iv)(C), as applicable, and no payments are payable as a result of such termination pursuant to Section 9.4 unless, prior to the Effective Date, the Party seeking to terminate this Agreement has delivered a written notice to the other Party indicating its intention to terminate this Agreement specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for termination. After delivering such notice, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 15 business days from the date of such notice. If such notice is delivered prior to the date of the Company Meeting, the Company may postpone or adjourn the Company Meeting to the earlier of a date that is five business days prior to the Outside Date and the date that is 15 business days following the delivery of such notice.

9.4 Termination Payments

(a) Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b) For the purposes of this Agreement, "Company Termination Payment Event" means the termination of this Agreement:

(i) by Hudbay pursuant to Section 9.2(a)(iii)(A) [Change in Recommendation or Material Breach of Non-Solicitation];

(ii) by the Company pursuant to Section 9.2(a)(iv)(D) [Company Superior Proposal]; or

(iii) by either Party pursuant to Section 9.2(a)(ii)(A) [Outside Date] or by either Party pursuant to Section 9.2(a)(ii)(C) [Company Shareholder Approval] or by Hudbay pursuant to Section 9.2(a)(iii)(C) [Company Breach of Representations and Warranties or Covenants], but, in each case, only if (A) prior to such termination, a bona fide Acquisition Proposal in respect of the Company shall have been made to the Company and publicly announced by any Person (other than Hudbay or its affiliates), (B) such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Company Meeting, and (C) within 12 months following the date of such termination, either (1) the Company or one or more of its Subsidiaries enters into a Contract in respect of an Acquisition Proposal other than a confidentiality agreement permitted by Section 7.3 (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) is consummated (and, for purposes of this Section 9.4(b)(iii), the term "Acquisition Proposal" shall have the meaning ascribed to such term in Section 1.1, except that any reference to "20%" therein shall be deemed to be a reference to "50%").

(c) If a Company Termination Payment Event occurs, the Company shall pay the Company Termination Payment to Hudbay, or as Hudbay may direct, as liquidated damages in consideration for the loss of Hudbay's rights under this Agreement, by wire transfer of immediately available funds, as follows:

(i) if the Company Termination Payment is payable pursuant to Section 9.4(b)(i), the Company Termination Payment shall be payable within two business days following such termination;

(ii) if the Company Termination Payment is payable pursuant to Section 9.4(b)(ii), the Company Termination Payment shall be payable prior to or concurrently with such termination; or

(iii) if the Company Termination Payment is payable pursuant to Section 9.4(b)(iii), the Company Termination Payment shall be payable concurrently with the consummation of the Acquisition Proposal referred to therein.

(d) For purposes of this Agreement, "Hudbay Termination Payment Event" means the termination of this Agreement:

(i) by the Company pursuant to Section 9.2(a)(iv)(A) [Hudbay Change in Recommendation or Material Breach of Non-Solicitation];

(ii) by Hudbay pursuant to Section 9.2(a)(iii)(D) [Hudbay Superior Proposal]; or

(iii) by either Party pursuant to Section 9.2(a)(ii)(A) [Outside Date] or by either Party pursuant to Section 9.2(a)(ii)(D) [Hudbay Shareholder Approval] or by Hudbay pursuant to Section 9.2(a)(iv)(C) [Breach of Representations and Warranties or Covenants], but, in each case, only if (A) prior to such termination, a bona fide Acquisition Proposal in respect of Hudbay shall have been made to Hudbay and publicly announced by any Person (other than the Company or its affiliates), (B) such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Hudbay Meeting, and (C) within 12 months following the date of such termination, either (1) Hudbay or one or more of its Subsidiaries enters into a Contract in respect of an Acquisition Proposal other than a confidentiality agreement permitted by Section 8.3 (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) is consummated (and, for purposes of this Section 9.4(d)(iii), the term "Acquisition Proposal" shall have the meaning ascribed to such term in Section 1.1, except that any reference to "20%" therein shall be deemed to be a reference to "50%").

(e) If a Hudbay Termination Payment Event occurs, Hudbay shall pay the Hudbay Termination Payment to the Company, or as the Company may direct, as liquidated damages in consideration for the loss of the Company's rights under this Agreement, by wire transfer of immediately available funds, as follows:

(i) if the Hudbay Termination Payment is payable pursuant to Section 9.4(d)(i), the Hudbay Termination Payment shall be payable within two business days following such termination;

(ii) if the Hudbay Termination Payment is payable pursuant to Section 9.4(d)(ii), the Hudbay Termination Payment shall be payable prior to or concurrently with such termination; or

(iii) if the Hudbay Termination Payment is payable pursuant to Section 9.4(d)(iii), the Hudbay Termination Payment shall be payable concurrently with the consummation of the Acquisition Proposal referred to therein.

(f) Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 9.4 are payments in consideration for the disposition of rights of the Party entitled to receive such payments, and that the amounts set out in this Section 9.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, (a) upon any termination of this Agreement under circumstances where Hudbay is entitled to the Company Termination Payment and the Company Termination Payment is paid in full, such payment shall be the sole and exclusive remedy of Hudbay in respect of the event giving rise to such payment and Hudbay shall be precluded from any other remedy against the Company at Law or in equity or otherwise (including damages, injunctive relief or specific performance) and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, and (b) upon any termination of this Agreement under circumstances where the Company is entitled to the Hudbay Termination Payment and the Hudbay Termination Payment is paid in full, such payment shall be the sole and exclusive remedy of the Company in respect of the event giving rise to such payment and the Company shall be precluded from any other remedy against Hudbay at Law or in equity or otherwise (including damages, injunctive relief or specific performance) and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Hudbay or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby; provided, however, that the foregoing limitations shall not apply in the event of fraud or a wilful breach by the Company or Hudbay of their respective obligations under this Agreement, as applicable.

(g) For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Payment on more than occasion and in no event shall Hudbay be obligated to pay the Hudbay Termination Payment on more than one occasion.

9.5 Amendment

Subject to the provisions of the Interim Order and Final Order and applicable Laws, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any mutual conditions precedent herein contained.

9.6 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party or Parties to be bound by the waiver. A Party's failure or delay in exercising any right or remedy under this Agreement will not operate as a waiver of such right or remedy. A single or partial exercise of any right or remedy will not preclude a Party from any other or further exercise of that right or the exercise of any other right or remedy.

ARTICLE 10
GENERAL PROVISIONS

10.1 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Hudbay shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Hudbay completes the transactions contemplated by this Agreement, Hudbay shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a) for purposes other than those for which such Transaction Personal Information was collected by the Company prior to the Effective Date; and

(b) which does not relate directly to the carrying on of the business of the Company or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Hudbay shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Hudbay shall cause its advisors to observe the terms of this Section 10.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Hudbay shall promptly deliver to the Company all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of Hudbay.

10.2 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a) if to Hudbay:

Hudbay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario

Canada M5J 2V5

Attention: Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Kari MacKay / David Coll-Black
Email: kmackay@goodmans.ca / dcollblack@goodmans.ca

(b) if to the Company:

Copper Mountain Mining Corporation
Suite 1700 - 700 West Pender Street
Vancouver, British Columbia  V6C 1G8

Attention: Matthew Langford, Vice President, General Counsel and

 Corporate Secretary
Email: [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West, Suite 3700
Toronto, Ontario M5V 3J7

Attention: Melanie Shishler / Richard Fridman
Email: mshishler@dwpv.com / rfridman@dwpv.com

10.3 Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.4 Injunctive Relief

Subject to Section 9.4(d), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties acknowledge and agree that, in order to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of Hudbay pursuant to Section 2.12), the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 9.4(d), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Hudbay would have entered into this Agreement.

10.5 Time of Essence

Time shall be of the essence in this Agreement.

10.6 Entire Agreement, Binding Effect

This Agreement (including the exhibits and schedules hereto and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

10.7 No Liability

No director or officer of Hudbay shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Hudbay. No director or officer of the Company shall have any personal liability whatsoever to Hudbay under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

10.8 Further Assurances

Each Party shall use commercially reasonable efforts do all such things and provide reasonable assurances as may be required to consummate the Arrangement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

10.9 Assignment and Enurement

Hudbay may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, its wholly-owned Subsidiary, provided that if such assignment and/or assumption takes place, Hudbay shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly-owned Subsidiary of Hudbay. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party hereto. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

10.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.11 No Third Party Beneficiaries

The provisions of Section 5.15 are: (i) intended for the benefit of all present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representations (collectively, the "Third Party Beneficiaries") and the Company shall hold the rights and benefits of Section 5.15 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except for the rights of the Company Shareholders to receive the consideration for their Company Shares following the Effective Time pursuant to the Arrangement, and the rights of Third Party Beneficiaries under Section 5.15, which rights are hereby acknowledged and agreed by the Parties, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties.

10.12 Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF Hudbay and the Company have executed this Agreement as of the date first written above.

HUDBAY MINERALS INC.

By:	"Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

COPPER MOUNTAIN MINING CORPORATION

By:	"Gilmour Clausen"
Name: Gilmour Clausen
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires:

"Adjustment Factor" has the meaning given to it in the Company PSU Plan;

"Amalco" means the corporation to be formed pursuant to the Arrangement by the amalgamation of Hudbay Sub 1 and Hudbay Sub 2;

"Applicable Withholdings" means, in respect of a Company Incentive Award or a Hudbay Replacement Option, all income taxes and other statutory amounts required to be deducted and withheld on the exercise, cancellation or redemption thereof;

"Arrangement" means the arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, each acting reasonably);

"Arrangement Agreement" means the arrangement agreement dated April 13, 2023 between Hudbay and the Company to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, together with the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

"ASX" means the Australian Securities Exchange;

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"Company" means Copper Mountain Mining Corporation, a corporation existing under the laws of the Province of British Columbia;

"Company CDIs" means CHESS Depositary Interest each representing a beneficial interest in a Company Share;

"Company DSU Plan" means the deferred share unit plan of the Company, effective January 1, 2019, as amended and restated;

"Company DSU Value" means, in respect of each Company DSU, the Company Share Value;

"Company DSUs" means the outstanding deferred share units granted under the Company DSU Plan;

"Company Incentive Awards" means, collectively, the Company DSUs, Company RSUs, Company Phantom RSUs, Company Options, Company Phantom Options and Company PSUs;

"Company LTIP" means the long-term incentive plan of the Company effective June 9, 2022;

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by Hudbay;

"Company Optionholder" means a holder of Company Options;

"Company Option Plan" means the stock option plan of the Company effective June 13, 2011, as amended;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Option Plan;

"Company Phantom Options" means the outstanding phantom options to purchase Company Shares granted under individual award agreements from time to time by the Company or its Subsidiaries, as applicable;

"Company Phantom Option Value" means, in respect of a Company Phantom Option, the amount, if any, by which (a) the Company Share Value multiplied by the number of Company Shares notionally underlying such Company Phantom Option exceeds (b) the aggregate notional strike price of such Company Phantom Option;

"Company Phantom RSU Plan" means the phantom restricted share unit plan of Copper Mountain Mine (BC) Ltd., effective 2022;

"Company Phantom RSU Value" means, in respect of each Company Phantom RSU, the Company Share Value;

"Company Phantom RSUs" means the outstanding phantom restricted share units granted under the Company Phantom RSU Plan;

"Company PSU Plan" means the performance share unit plan of the Company, effective April 25, 2019, as amended;

"Company PSU Value" means, in respect of each Company PSU, an amount equal to the product of (a) the Company Share Value, multiplied by (b) the Adjustment Factor;

"Company PSUs" means the outstanding performance share units granted under the Company PSU Plan and the Company LTIP;

"Company RSU Plan" means the restricted share unit plan of the Company, effective March 8, 2019;

"Company RSU Value" means, in respect of each Company RSU, the Company Share Value;

"Company RSUs" means the outstanding restricted share units granted under the Company RSU Plan, the Company Phantom RSU Plan and the Company LTIP;

"Company Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires;

"Company Share Value" means the volume-weighted average closing price of one Company Share on the TSX for the five trading days ending on the date that is three business days prior to the Effective Date;

"Company Shares" means the common shares in the capital of the Company and, where applicable, any corresponding Company CDIs posted for trading on the ASX under the symbol "C6C";

"Consideration" means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.381 Consideration Shares for each Company Share (subject to adjustment pursuant to Section 2.13 of the Arrangement Agreement);

"Consideration Shares" means the Hudbay Shares to be issued to Company Shareholders pursuant to this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Investor Services Inc., or such other Person as the Parties may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

"Dissent Rights" has the meaning ascribed thereto in Section 4.1(a);

"Dissent Shares" means Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

"Dissenting Shareholder" means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;

"DRS Advice" has the meaning specified in Section 3.1;

"Effective Date" means the date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement;

"Effective Time" means 12:01 a.m. on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

"Exchange Ratio" means 0.381 of a Hudbay Share for each Company Share, subject to adjustment pursuant to Section 2.13 of the Arrangement Agreement;

"Final Order" means the final order of the Court contemplated by Section 2.7 of the Arrangement Agreement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Hudbay, each acting reasonably) on appeal;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the ASX; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hudbay" means Hudbay Minerals Inc., a corporation existing under the laws of Canada;

"Hudbay Replacement Options" means the options to acquire Hudbay Shares to be issued in exchange for Company Options pursuant to this Plan of Arrangement;

"Hudbay Replacement Option Value" means, in respect of a Hudbay Replacement Option, the amount, if any, by which (a) the Hudbay Share Value multiplied by the number of Hudbay Shares for which such Hudbay Replacement Option may be exercised exceeds (b) the aggregate exercise price of such Hudbay Replacement Option;

"Hudbay Share Value" means the Company Share Value divided by the Exchange Ratio;

"Hudbay Shares" means the common shares in the capital of Hudbay;

"Hudbay Sub 1" means a company to be formed by Hudbay under the laws of British Columbia, which shall have an authorized share structure comprising an unlimited number of common shares without par value, and the special rights or restrictions, if any, set forth in its notice of articles, one of which shall initially be issued to and owned by Hudbay;

"Hudbay Sub 2" means a company to be formed by Hudbay under the laws of British Columbia, which shall have an authorized share structure comprising an unlimited number of common shares without par value, and the special rights or restrictions, if any, set forth in its notice of articles, one of which shall initially be issue to and owned by Hudbay;

"In-The-Money Value" means, in respect of a stock option at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the stock subject to such option exceeds (b) the exercise price of such option;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement and Hudbay Replacement Options granted pursuant to Section 2.3(i), in a form and substance acceptable to the Company and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and Hudbay, each acting reasonably;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the Letter of Transmittal to be delivered by the Company to Company Shareholders for use in connection with the Arrangement;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators;

"Notice of Dissent" means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to the Company setting forth such Company Shareholder's objection to the Arrangement Resolution and exercise of Dissent Rights;

"NYSE" means the New York Stock Exchange;

"Parties" means, together, Hudbay and the Company, and "Party" means either of them as the context requires;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Company and Hudbay, each acting reasonably, and references to "Article" or "Section" mean the specified Article or Section of this Plan of Arrangement;

"Subsidiary" has the meaning ascribed thereto in section 1.1 of NI 45-106; and, for certainty, Copper Mountain Mine (BC) Ltd. is a Subsidiary of the Company;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"TSX" means the Toronto Stock Exchange; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.7 No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8 Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.9 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.10 Time

Time is of the essence in the performance of the Parties' respective obligations hereunder.

1.11 Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

1.12 Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Effectiveness

This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on Hudbay, the Company, Hudbay Sub 1, Hudbay Sub 2, the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Incentive Awards, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3 The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

(a) Notwithstanding any vesting or exercise or other provisions to which a Company Phantom Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Phantom Option Plan), each Company Phantom Option shall be deemed to be fully vested on the Effective Date and shall, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor a cash payment from the Company equal to (A) the aggregate Company Phantom Option Value of the holder's Company Phantom Options, less (B) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such Company Phantom Option holder shall be removed from the register of Company Phantom Options maintained by Copper Mine (BC) Ltd., and each Company Phantom Option shall immediately be cancelled and all agreements relating to the Company Phantom Options shall be terminated and shall be of no further force and effect.

(b) Notwithstanding any vesting or exercise or other provisions to which a Company Phantom RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Phantom RSU Plan), each Company Phantom RSU shall be deemed to be fully vested on the Effective Date and shall, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor a cash payment from the Company, or a Subsidiary thereof, equal to (A) the aggregate Company Phantom RSU Value of the holder's Company Phantom RSUs, less (B) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such Company Phantom RSU holder shall be removed from the register of Company Phantom RSUs maintained by Copper Mine (BC) Ltd., and the Company Phantom RSU Plan, and each Company Phantom RSU shall immediately be cancelled and all agreements relating to the Company Phantom RSUs shall be terminated and shall be of no further force and effect.

(c) Notwithstanding any vesting or exercise or other provisions to which a Company RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company RSU Plan or the Company LTIP, as applicable), each Company RSU shall be deemed to be fully vested on the Effective Date and shall, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor and the Company shall issue in settlement of the holder's Company RSUs that number of Company Shares to which the holder would otherwise be entitled to receive under the Company RSU Plan in respect of each Company RSU, whereupon the name of such Company RSU holder shall be removed from the register of Company RSUs maintained by the Company, and the Company RSU Plan, and each Company RSU shall immediately be cancelled and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect, and the holder shall be and shall be deemed to be the holder of that number of Company Shares issued herein.

(d) Notwithstanding any vesting or exercise or other provisions to which a Company DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company DSU Plan), each Company DSU shall, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor a cash payment from the Company equal to (A) the aggregate Company DSU Value of the holder's Company DSUs, less (B) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such Company DSU holder shall be removed from the register of Company DSUs maintained by the Company, and the Company DSU Plan and each Company DSU shall immediately be cancelled and all agreements relating to the Company DSUs shall be terminated and shall be of no further force and effect.

(e) Notwithstanding any vesting or exercise or other provisions to which a Company PSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company PSU Plan or the Company LTIP, as applicable), each Company PSU shall, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, the Adjustment Factor shall be deemed to be 100%, and the holder thereof shall be entitled to receive in exchange therefor and the Company shall issue in settlement of the holder's Company PSUs that number of Company Shares to which the holder would otherwise be entitled to receive under the Company PSU Plan in respect of each Company PSU, whereupon the name of such Company PSU holder shall be removed from the register of Company PSUs maintained by the Company, and the Company PSU Plan and the Company LTIP and each Company PSU shall immediately be cancelled and all agreements relating to the Company PSUs shall be terminated and shall be of no further force and effect, and the holder shall be and shall be deemed to be the holder of that number of Company Shares issued herein.

(f) Each Dissent Share shall be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to Hudbay in accordance with, and for the consideration contemplated in, Section 4.1, and:

(i) such Dissenting Shareholder shall cease to be the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of the Company Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii) such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii) Hudbay shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

(g) Each Company Shareholder, other than Hudbay and a Dissenting Shareholder but including those holders that were issued Company Shares under Sections 2.3(c) and 2.3(e), shall transfer and assign their Company Shares, free and clear of any Liens, to Hudbay in exchange for the Consideration for each such Company Share so transferred, and in respect of the Company Shares so transferred:

(i) the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and the name of such registered holder shall be removed from the register of Company Shareholders; and

(ii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share, and Hudbay shall be the holder of all of the outstanding Company Shares, free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

(h) Notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Option Plan), each Company Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Hudbay Replacement Option exercisable to purchase from Hudbay the number of Hudbay Shares equal to the product of (A) the number of Company Shares subject to the Company Stock Option immediately before the Effective Time multiplied by (B) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Hudbay Share on any particular exercise of Hudbay Replacement Options, then the number of Hudbay Shares otherwise issued shall be rounded down to the nearest whole number of Hudbay Shares). The exercise price per Hudbay Share subject to any such Hudbay Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Company Share underlying the exchanged Company Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Hudbay Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Hudbay Replacement Option will be adjusted such that the In-The-Money Value of the Hudbay Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Company Option for which it was exchanged immediately before the exchange. All terms and conditions of a Hudbay Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Hudbay Replacement Option.

(i) Notwithstanding any vesting or exercise or other provisions to which a Hudbay Replacement Option might otherwise be subject, each Hudbay Replacement Option shall be deemed to be fully vested on the Effective Date and, without any further action by or on behalf of a holder of a Hudbay Replacement Option, the holder's Hudbay Replacement Options shall either: (A) if prior to the time of the step contemplated in this Section 2.3(i) Hudbay has received notice of the exercise of the holder's Hudbay Replacement Options and the holder has paid the required exercise price to Hudbay, be exercised and the holder shall be entitled to receive the Hudbay Shares issuable pursuant to the exercise of such Hudbay Replacement Options; or (B) in any other case, be transferred and assigned by the holder, free and clear of any Liens, to Hudbay and the holder shall be entitled to receive in exchange therefor a cash payment from Hudbay equal to (X) the aggregate Hudbay Replacement Option Value of the holder's Hudbay Replacement Options, less (Y) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder); and the name of the holder shall be removed from the register of options maintained by Hudbay, and each Hudbay Replacement Option shall immediately be cancelled and all agreements relating to the Hudbay Replacement Options shall be terminated and shall be of no further force and effect.

(j) All of the Company Shares held by Hudbay shall be transferred and assigned by Hudbay to Hudbay Sub 2 in exchange for 100,000 common shares of Hudbay Sub 2.

(k) At 12:01 a.m. on the day following the Effective Date, or such other time as the Company and Hudbay may agree in writing and prior to the Effective Time, the notice articles of the Company shall be altered to the extent necessary for the Company to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of the Company; and (ii) the name of the Company shall be changed to "⬤ ULC" and the Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Hudbay Sub 2, as sole shareholder of the Company, shall return all share certificates representing Company Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA.

(l) Five minutes following the preceding step, Hudbay Sub 1 and the Hudbay Sub 2 shall be amalgamated and continue as Amalco and:

(i) the property, rights and interests of each of Hudbay Sub 1 and Hudbay Sub 2 will continue to be the property, rights and interests of Amalco;

(ii) Amalco will continue to be liable for the obligations of each of Hudbay Sub 1 and Hudbay Sub 2;

(iii) existing causes of action, claims or liabilities to prosecution are unaffected;

(iv) legal proceedings being prosecuted or pending by or against Hudbay Sub 1 or Hudbay Sub 2 may be prosecuted, or their prosecution may be continued, as the case may be, by or against Amalco;

(v) convictions against, or rulings, orders or judgments in favour of or against, Hudbay Sub 1 or Hudbay Sub 2 may be enforced by or against Amalco;

(vi) each issued and outstanding common share of Hudbay Sub 2 immediately prior to the amalgamation will be cancelled on the amalgamation without any repayment of capital in respect thereof;

(vii) Amalco's authorized share structure will be the same as that of Hudbay Sub 1 immediately prior to the amalgamation, being an unlimited number of common shares without par value having the same special rights and restrictions, if any, as those attached to Hudbay Sub 1's common shares immediately prior to the amalgamation (the "Amalco Common Shares");

(viii) any issued and outstanding common shares in the capital of Hudbay Sub 1 immediately prior to the amalgamation will survive and continue as Amalco Common Shares without amendment;

(ix) no securities will be issued and no assets will be distributed by Amalco in connection with the amalgamation;

(x) the name of Amalco will be ⬤;

(xi) the registered and records office of Amalco will be ⬤;

(xii) in accordance with subsection 282(1)(b)(iii) of the BCBCA, the notice of articles of Amalco will be the same as the notice of articles of Hudbay Sub 1 immediately prior to the amalgamation of Hudbay Sub 1 and Hudbay Sub 2;

(xiii) in accordance with subsection 282(1)(c)(iv) of the BCBCA, the articles of Amalco will be the same as the articles of Hudbay Sub 1 immediately prior to the amalgamation of Hudbay Sub 1 and the Hudbay Sub 2;

(xiv) the board of directors of Amalco shall consist of ⬤ directors, until changed in accordance with the BCBCA and the articles of Amalco. The first directors of Amalco shall be ⬤; and

(xv) the first officers of Amalco shall be ⬤.

ARTICLE 3
DELIVERY OF CONSIDERATION

3.1 Deposit of Consideration

(a) Following receipt of the Final Order and no later than the business day prior to the Effective Date, Hudbay shall deposit in escrow, or cause to be deposited in escrow, with the Depositary sufficient Consideration Shares to satisfy the Consideration payable to the Company Shareholders in accordance with Section 2.3, and (ii) Hudbay Shares to be issued in connection with any Hudbay Replacement Options in respect of which an election has been made in accordance with Section 2.3(i)(A), which shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders and former Company Optionholders for distribution to such former Company Shareholders and former Company Optionholders in accordance with the provisions of this Article 3.

(b) Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement (DRS) advice (a "DRS Advice") which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal  and such other documents and instruments as the Depositary or Hudbay may reasonably require, the holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.7), the Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c) In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of Company, the Consideration that such holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d) After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than Company Shares held by Hudbay and the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.7.

(e) Upon receipt from Hudbay of a direction specifying the Company Optionholders entitled to receive Hudbay Shares in connection with their Hudbay Replacement Options in accordance with Section 2.3(i)(A), the Depositary shall deliver to such Company Optionholders the Hudbay Shares indicated in the direction; provided that, if an election is made by a Company Optionholder pursuant to Section 2.3(i)(A) following the date on which the treasury notice is delivered to the Depositary in accordance with this Section 3.1, Hudbay shall take such steps as are necessary to give effect to such election.

3.2 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(g) until the holder of such certificate shall surrender such certificate in accordance with Section 3.1.  Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(g), without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (ii) to the extent not paid under clause (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

3.3 Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.4 No Fractional Shares

No fractional Consideration Shares shall be issued upon the exchange of Company Shares pursuant to Sections 2.3(g) and 3.1. The number of Hudbay Shares to be issued to a Company Shareholder pursuant to Sections 2.3(g) and 3.1 shall be rounded up to the nearest whole Hudbay Share in the event that a Company Shareholder is entitled to a fractional share representing 0.5 or more of a Hudbay Share and shall be rounded down to the nearest whole Hudbay Share in the event that a Company Shareholder is entitled to a fractional share representing less than 0.5 of a Hudbay Share.

3.5 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(g) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Hudbay and the Depositary in such amount as Hudbay and the Depositary may direct, or otherwise indemnify Hudbay, the Company and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Hudbay and the Depositary, against any claim that may be made against Hudbay, the Company or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Company.

3.6 Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(g) that is not deposited with all other instruments required by Section 3.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of the Company or Hudbay. On such date, the Consideration Shares, as applicable, to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Hudbay. None of Hudbay, the Company or the Depositary shall be liable to any person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.7 Withholding Rights; Tax Consequences

Hudbay, the Company, the Depositary, their respective Subsidiaries and any Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under this Plan of Arrangement (including without limitation, any amounts payable pursuant to Section 2.2, Article 3 and Article 4 of this Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to former Company Shareholders, or holders of rights under any Company Equity Incentive Plans, such amounts as Hudbay, the Company, the Depositary, their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information.  To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are properly reported and actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Hudbay, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration (or other entitlements hereunder) as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder. For greater certainty and without limiting the generality of the foregoing, in order to fund any Applicable Withholdings in respect of the transactions described in Sections 2.3(c) and 2.3(e),  Hudbay shall be permitted to withhold from the Hudbay Shares that are issued to the former holders of Company RSUs and Company PSUs under this Plan, or to arrange for such withholding (including through the Depositary), and to sell such Hudbay Shares, or arrange for such Hudbay Shares to be sold, on behalf of such former holders, for cash proceeds that will be used to satisfy such Applicable Withholdings. Any cash proceeds that remain after satisfying such Applicable Withholdings shall be delivered to such former holders.

3.8 Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

3.9 Interest

Under no circumstances shall interest accrue or be paid by the Company, Hudbay, the Depositary or any other Person to any Company Shareholder or other Persons depositing certificates or  DRS Advices pursuant to this Plan of Arrangement in respect of Company Shares or holders of Company Incentive Awards.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Dissent Rights

(a) Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares may exercise rights of dissent in connection with the Arrangement ("Dissent Rights") under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to all (but not less than all) of the Company Shares held, provided that the Notice of Dissent contemplated by section 242 of the BCBCA must be received by the Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting or any date to which the Company Meeting may be postponed or adjourned and provided further that holders who duly exercise such Dissent Rights and who:

(i) are ultimately entitled to be paid the fair value of their Dissent Shares by Hudbay: (A) will be entitled to be paid the fair value of such Dissent Shares by Hudbay, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens to Hudbay in accordance with Section 2.3(f); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(ii) are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(g) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

(b) In no circumstances shall Hudbay, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(c) In no case shall Hudbay, the Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Company Shares at the time at which the step in Section 2.3(g) occurs.

(d) For greater certainty, (i) no holder of Company Incentive Awards shall be entitled to Dissent Rights in respect of such holder's Company Incentive Awards, and (ii) in addition to any other restrictions under the Interim Order and section 238 of the BCBCA, no holders of Company Shares who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

ARTICLE 5
GENERAL

5.1 Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Company Shares and Company Incentive Awards issued prior to the Effective Time, and (b) the rights and obligations of the holders of Company Shares and Company Incentive Awards, and the Company, Hudbay, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares and Company Incentive Awards, shall be solely as provided for in this Plan of Arrangement.

5.2 Amendment

(a) Hudbay and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by the Company and Hudbay, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Shareholders and the holders of Company Incentive Awards if and as required by the Court.

(b) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hudbay and the Company at any time prior to the Company Meeting (provided, however, that the Parties shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Hudbay and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and Hudbay without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and Hudbay, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

5.3 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of Hudbay and the Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4 Plan of Reorganization

(a) The transfer of Company Shares to Hudbay and the amalgamation of Hudbay Sub 1 and Hudbay Sub 2 pursuant to this Plan of Arrangement are intended to constitute a single integrated transaction for U.S. federal income tax purposes and qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) The contribution of Company Shares to Hudbay Sub 2 and the conversion of the Company to an unlimited liability company pursuant to this Plan of Arrangement are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

(c) The Arrangement Agreement and this Plan of Arrangement are intended to be a "plan of reorganization" with respect to each such reorganization within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Code.

ARTICLE 6
U.S. Securities Law Exemption

6.1 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and Hudbay each agree that this Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, (i) all Consideration Shares issued under the Arrangement will be issued by Hudbay in exchange for Company Shares, and (ii) all Hudbay Replacement Options granted under the Arrangement will be granted by Hudbay in exchange for Company Options, in each case, pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(a) The arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), involving Hudbay ("Hudbay") and Copper Mountain Mining Corporation (the "Company"), all as more particularly described and set forth in the joint management information circular (the "Circular") of the Company and Hudbay dated ⬤, 2023 accompanying the notice of this meeting (as the Arrangement may be modified, supplemented or amended), is hereby authorized, approved and adopted;

(b) The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving the Company and implementing the Arrangement, the full text of which is set out in Appendix ⬤ to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended), is hereby approved and adopted;

(c) The arrangement agreement among Hudbay and the Company, dated as of April 13, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Arrangement Agreement") and all the transactions contemplated therein and the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto are hereby confirmed, ratified and approved;

(d) The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(e) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the shareholders of the Company:

(i) to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

(f) Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

(a) The holders of shares (the "Purchaser Shares") of Hudbay (the "Purchaser") understand and, pursuant to the rules of the Toronto Stock Exchange, including Section 611(c) of its Company Manual, approve the issuance of up to [●] Purchaser Shares, representing approximately [●] of the currently outstanding Purchaser Shares, to previous shareholders of Copper Mountain Mining Corporation (the "Company"), as the case may be, including those that may become issuable upon the exercise or conversion of currently outstanding options or other equity awards of the Company in accordance with their respective terms, in accordance with the arrangement (the "Arrangement") described in the joint Management Information Circular of the Purchaser and the Company dated [●], 2023 (the "Information Circular"), the Arrangement Agreement dated as of April 13, 2022 between the Company and the Purchaser (as it may be amended from time to time, the "Arrangement Agreement"), and the related plan of arrangement (as it may be modified or amended, the "Plan of Arrangement"), the full text of which is set out in Appendix [●] to the Information Circular.

(b) Notwithstanding that this resolution has been passed (and the Arrangement been approved and agreed to) by shareholders of the Purchaser or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Purchaser are hereby authorized and empowered without further approval of any shareholders of the Purchaser (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

(c) Any director or officer of the Purchaser is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Purchaser, to execute or cause to be executed, under the seal of the Purchaser or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE D
FORM OF RESIGNATION AND MUTUAL RELEASE

[Redacted - Confidential Information]